As filed with the U.S. Securities and Exchange Commission on April 7, 2009

Registration No. 333-157212

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

SEC File No 811-4834

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. 1  ☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 35  ☒

John Hancock Life Insurance Company (U.S.A.) SEPARATE ACCOUNT A

(Exact Name of Registrant)

John Hancock Life Insurance Company (U.S.A.)

(Name of Depositor)

197 Clarendon Street

Boston, MA 02116

(Complete address of depositor’s principal executive offices)

Depositor’s Telephone Number: 617-572-6000

JAMES C. HOODLET, ESQ.

John Hancock Life Insurance Company (U.S.A.)

U.S. Insurance Law

JOHN HANCOCK PLACE

BOSTON, MA 02117

(Name and complete address of agent for service)

Copy to:

THOMAS C. LAUERMAN, ESQ.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W.

Suite 400 East

Washington, D.C. 20007-5208

It is proposed that this filing will become effective as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus dated

for interests in

Separate Account A

Interests are made available under

PROTECTION VARIABLE UNIVERSAL LIFE

a flexible premium variable universal life insurance policy issued by

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(“John Hancock USA”)

The policy provides a fixed account option with fixed rates of return declared by John Hancock USA and the following investment accounts:

500 Index B	Financial Services	Money Market B
Active Bond	Franklin Templeton Founding Allocation	Natural Resources
All Cap Core	Fundamental Value	Optimized All Cap
All Cap Growth	Global	Optimized Value
All Cap Value	Global Allocation	Overseas Equity
Alpha Opportunities	Global Bond	Pacific Rim
American Asset Allocation	Global Real Estate	PIMCO VIT All Asset
American Blue Chip Income & Growth	Health Sciences	Real Estate Securities
American Bond	High Yield	Real Return Bond
American Diversified Growth & Income	International Core	Science & Technology
American Fundamental Holdings	International Equity Index B	Short-Term Bond
American Global Diversification	International Opportunities	Small Cap Growth
American Growth	International Small Cap	Small Cap Index
American Growth-Income	International Value	Small Cap Opportunities
American International	Investment Quality Bond	Small Cap Value
American New World	Large Cap	Small Company Value
Balanced	Large Cap Value	Strategic Bond
Blue Chip Growth	Lifestyle Aggressive	Strategic Income
Capital Appreciation	Lifestyle Balanced	Total Bond Market B
Capital Appreciation Value	Lifestyle Conservative	Total Return
Core Allocation Plus	Lifestyle Growth	Total Stock Market Index
Core Bond	Lifestyle Moderate	U.S. Government Securities
Core Strategy	Mid Cap Index	U.S. High Yield Bond
Disciplined Diversification	Mid Cap Intersection	Utilities
Emerging Small Company	Mid Cap Stock	Value
Equity-Income	Mid Value
* * * * * * * * * * * *

Please note that the Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

•	Starting on the next page is a Table of Contents for this prospectus.

•

The section after the Table of Contents is called “Summary of Benefits and Risks.” It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

•	Behind the Summary of Benefits and Risks section is a section called “Fee Tables” that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

•

Behind the Fee Tables section is a section called “Detailed Information.” This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

•

Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the “SAI”) and how the SAI, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds’ prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as feeder funds, the prospectus for the corresponding master fund is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock USA representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

SUMMARY OF BENEFITS AND RISKS

The nature of the policy

The policy’s primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy’s beneficiary on the death of the insured person (we call this the “death benefit”) may be similarly affected. That’s why the policy is referred to as a “variable” life insurance policy. We call the investments you make in the policy “premiums” or “premium payments.” The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the “Detailed Information” section of this prospectus, you can make any other premium payments you wish at any time. That’s why the policy is called a “flexible premium” policy.

In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the “Total Face Amount.” Total Face Amount is comprised of the Base Face Amount and any Supplemental Face Amount you elect based on your individual needs and objectives. Some of these considerations are discussed under “Base Face Amount vs. Supplemental Face Amount” in this prospectus; however, you should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. You should also consider that the amount of compensation paid to the selling broker-dealer will generally be less if you elect greater portions of Supplemental Face Amount coverage at issue.

Summary of policy benefits

Death benefit

When the insured person dies, we will pay the death benefit minus any policy debt and unpaid fees and charges. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

•

Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described under “The minimum death benefit” provision in the “Detailed Information” section of this prospectus).

•

Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the policy

You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt and less any surrender charge that then applies. This is called your “net cash surrender value.” You must return your policy when you request a surrender.

If you have not taken a loan on your policy, the “policy value” of your policy will, on any given date, be equal to:

•	the amount you invested,

•	plus any gain or minus any loss of the investment experience of the investment options you’ve chosen,

•	minus all charges we deduct, and

•	minus all withdrawals you have made.

If you take a loan on your policy, your policy value will be computed somewhat differently (see “Effects of policy loans”).

Withdrawals

After the first policy year, you may make a withdrawal of part of your net cash surrender value. Generally, each withdrawal must be at least $500. Your policy value is automatically reduced by the amount of the withdrawal and any surrender charge that then applies. A withdrawal may also reduce the Total Face Amount (see “Surrender and withdrawals — Withdrawals”). We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts.

Policy loans

If your policy is in full force and has sufficient policy value, you may borrow from it at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula as described in your policy. Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value. Some riders may not be available in combination with other riders or benefits (see “Other policy benefits, rights and limitations — Optional supplementary benefit riders you can add”).

Investment options

The policy offers a number of investment options, as listed on page 1 of this prospectus. These investment options are subaccounts of Separate Account A (the “Account” or “Separate Account”), a separate account operated by us under Michigan law. There is also a “fixed account” option that provides a fixed rate of return. The variable investment options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as “investment accounts.” The fixed account and the investment accounts are sometimes collectively referred to in this prospectus as the “accounts.” The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the series funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly traded mutual funds. You can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio’s value and create no taxable event for you. If and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the investment performance of your policy.

Summary of policy risks

Lapse risk

If the net cash surrender value is insufficient to pay the charges when due and the No-Lapse Guarantee is not in effect, your policy can terminate (i.e. “lapse”). This can happen because you haven’t paid enough premium or because the investment performance of the investment accounts you’ve chosen has been poor or because of a combination of both factors. You will be given a “grace period” within which to make additional premium payments to keep the policy in effect. If lapse occurs, you may be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions (see “Lapse and reinstatement”).

Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you’ve chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios.

Transfer risk

There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account option are more restrictive than those that apply to transfers out of investment accounts. If you purchase the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider and seek an advance under that rider, you will be subject to special transfer restrictions (see “Optional supplementary benefit riders you can add”).

Early surrender risk

There are surrender charges assessed if you surrender your policy in the first ten policy years. Surrender charges may also apply to a Face Amount decrease (see “The death benefit — Requesting a decrease in coverage”). Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

Variable investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account’s underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager’s ability to effectively manage the portfolio’s investments in accordance with the portfolio’s investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

To discourage disruptive frequent trading activity, we impose restrictions on transfers (see “Transfers of existing policy value”) and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see “How you communicate with us”). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so.

Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

Life insurance death benefits are ordinarily not subject to income tax. Other Federal and state taxes may apply as further discussed below. In general, you will be taxed on the amount of lifetime distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes. If you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge. The tax laws are not clear on this point.

In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called “7 pay limit” that limits the amount of premium that can be paid in relation to the policy’s death benefit. If the limit is violated, the policy will be treated as a “modified endowment contract,” which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the “investor control rules” that determine whether you would be treated as the “owner” of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called “inside build-up” that is a major benefit of life insurance.

There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made unless your policy is a “modified endowment contract,” surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

FEE TABLES

This section contains tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. The charges shown in these tables may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

The first table below describes the fees and expenses that you will pay at the time that you pay a premium, surrender the policy, lapse the policy, reduce the Base Face Amount, or transfer policy value between investment accounts. A portion of the premium charge is used to cover premium taxes. Premium taxes vary by jurisdiction and are subject to change. Currently, premium tax levels range from 0% to 3.5%.

Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum premium charge	Upon payment of premium	8% of each premium paid(1)
Surrender charge(2)	Upon surrender, policy lapse or any reduction in Base Face Amount

Minimum charge		$2.78 per $1,000 of Base Face Amount

Maximum charge		$78.78 per $1,000 of Base Face Amount

Charge for representative insured person		$14.10 per $1,000 of Base Face Amount
Maximum transfer fee	Upon each transfer into or out of an investment account beyond an annual limit of not less than twelve	$25 (currently $0)(3)

(1)	The charge is 8% of each premium paid in the first five policy years and 2% thereafter.
(2)	A surrender charge is applicable for ten policy years from the Policy Date, and is calculated as a percentage of the Surrender Charge Calculation Limit as stated in the Policy Specifications page of your policy. The percentage applied to the calculation reduces over the surrender charge period. The charges shown in the table are the amounts applied in month one in the first year of the surrender charge period. The Surrender Charge Calculation Limit varies by the sex, issue age, and risk classification of the insured person. The maximum charge shown in the table is for a 68 year old male substandard smoker underwriting risk, the minimum charge shown is for a 0 year old female standard non-smoker underwriting risk, and the charge for a representative insured person is for a 45 year old male standard non-smoker underwriting risk.
(3)	This charge is not currently imposed, but we reserve the right to do so in the policy.

The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. The second table is devoted only to optional supplementary rider benefits.

Periodic Charges Other Than Fund Operating Expenses

Amount Deducted
Charge	When Charge is Deducted	Guaranteed Rate	Current Rate
Cost of insurance charge(1)	Monthly
Minimum charge		$0.02 per $1,000 of NAR	$0.01 per $1,000 of NAR
Maximum charge		$83.33 per $1,000 of NAR	$83.33 per $1,000 of NAR
Charge for representative insured person		$0.19 per $1,000 of NAR	$0.09 per $1,000 of NAR
Base Face Amount charge(2)	Monthly for eight policy years from the Policy Date
Minimum charge		$0.01 per $1,000 of Base Face Amount	$0.01 per $1,000 of Base Face Amount
Maximum charge		$1.33 per $1,000 of Base Face Amount	$1.33 per $1,000 of Base Face Amount
Charge for representative insured person		$0.14 per $1,000 of Base Face Amount	$0.14 per $1,000 of Base Face Amount
Administrative charge	Monthly	$15	$15
Asset-based risk charge(3)	Monthly	0.08% of policy value in policy years 1-15	0.08% of policy value in policy years 1-15
Maximum policy loan interest rate(4)	Accrues daily Payable annually	4.25%	4.25%

(1)	The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The minimum guaranteed and current rates shown in the table are the rates in the first policy year for a policy issued to cover a 5 year old female standard non- smoker underwriting risk. The maximum guaranteed and current rates shown in the table are the rates in any policy year for a policy issued to cover an 90 year old male substandard smoker underwriting risk. This includes the so-called “extra mortality charge.” The representative insured person referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year.
(2)	This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, issue age, and risk classification at issue of the insured person. The minimum rate shown in the table is for a 20 year old female super preferred non- smoker. The maximum rate shown in the table is for a 90 year old male standard smoker. The representative insured person referred to in the table is a 45 year old male standard non-smoker.
(3)	This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account. We currently do not impose an asset-based risk charge in policy year 16 and thereafter, but we reserve the right to do so in the policy at the guaranteed rate of 0.02%.
(4)	4.25% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.00% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.00%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

Rider Charges

Charge	When Charge is Deducted	Guaranteed Rate	Current Rate
Disability Payment of Specified	Monthly
Premium Rider(1)
Minimum charge		$16.57 per $1,000 of Specified Premium	$16.57 per $1,000 of Specified Premium
Maximum charge		$198.67 per $1,000 of Specified Premium	$198.67 per $1,000 of Specified Premium
Charge for representative insured person		$51.66 per $1,000 of Specified Premium	$51.66 per $1,000 of Specified Premium
Extended No-Lapse Guarantee Rider(2)	Monthly
Minimum charge		$0.01 per $1,000 of Base Face Amount	$0.01 per $1,000 of Base Face Amount
Maximum charge		$0.08 per $1,000 of Base Face Amount	$0.08 per $1,000 of Base Face Amount
Charge for representative insured person		$0.04 per $1,000 of Base Face Amount	$0.04 per $1,000 of Base Face Amount
Acceleration of Death Benefit for Qualified Long-Term Care Services Rider(3)	Monthly
Minimum charge		$0.01 per $1,000 of NAR	$0.01 per $1,000 of NAR
Maximum charge		$4.51 per $1,000 of NAR	$4.51 per $1,000 of NAR
Charge for representative insured person		$0.08 per $1,000 of NAR	$0.08 per $1,000 of NAR
Cash Value Enhancement Rider	Upon policy issue	$500.00	$500.00
Overloan Protection Rider(4)	At exercise of benefit
Minimum charge		0.04%	0.04%
Maximum charge		8.00%	8.00%
Residual Life Insurance Benefit and Continuation of Acceleration Rider(5)	Monthly
Minimum charge		$2.12 per $1,000 of LMAX Maximum Monthly Benefit Amount	$2.12 per $1,000 of LMAX Maximum Monthly Benefit Amount
Maximum charge		$130.37 per $1,000 of LMAX Maximum Monthly Benefit Amount	$130.37 per $1,000 of LMAX Maximum Monthly Benefit Amount
Charge for representative insured person		$7.29 per $1,000 of LMAX Maximum Monthly Benefit Amount	$7.29 per $1,000 of LMAX Maximum Monthly Benefit Amount
Accelerated Benefit Rider(6)	At exercise of benefit	$150.00	$0

(1)	The charge for this rider is determined by multiplying the Specified Premium by the applicable rate. The Specified Premium is stated in the Policy Specifications page of your policy. The rates vary by the sex, issue age and the disability insurance risk characteristics of the insured person. The minimum rate shown in the table is for a 20 year old male standard non-smoker underwriting risk. The maximum rate shown in the table is for a 54 year old female substandard smoker underwriting risk. The representative insured person referred to in the table is a 45 year old male standard non-smoker underwriting risk.
(2)	The charge for this rider is determined by multiplying the current Base Face Amount by the applicable rate. The rates vary by sex, issue age, and risk classification of the insured person. The minimum rate shown in the table is for a 20 year old female super preferred underwriting risk. The maximum rate shown in the table is for a 90 year old male standard smoker underwriting risk. The representative insured person referred to in the table is a 45 year old male standard non-smoker underwriting risk.

(3)	The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The minimum rate shown in the table is for a 20 year old female super preferred non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is stated in the Policy Specifications page of your policy. The maximum rate shown in the table is for an 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The representative insured person referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.
(4)	The charge for this rider is determined as a percentage of unloaned account value. The rates vary by the attained age of the insured person at the time of exercise. The rates also differ according to the tax qualification test elected at issue. The guaranteed minimum rate for the guideline premium test is 0.04% (currently 0.04%) and the guaranteed maximum rate is 2.50% (currently 2.50%). The guaranteed minimum rate for the cash value accumulation test is 0.54% (currently 0.54%) and the guaranteed maximum rate is 8.00% (currently 8.00%). The minimum rate shown in the table is for an insured person who has reached attained age 120 and the guideline premium test has been elected. The maximum rate shown is for an insured person who has reached attained age 75 and the cash value accumulation test has been elected.
(5)	The charge for this rider is determined by multiplying the LMAX Maximum Monthly Benefit Amount for this rider by the applicable rate. The LMAX Maximum Monthly Benefit Amount is stated in the Policy Specifications page of your policy. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The “minimum” rate shown in the table is for a 20 year old female super preferred underwriting risk with a 1% Monthly Acceleration Percentage. The maximum rate shown in the table is for a 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The representative insured person referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.
(6)	This charge is not currently imposed, but we reserve the right to do so in the policy.

The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
Range of expenses, including management fees, distribution and/ or service (12b-1) fees, and other expenses	0.50%	1.57%

The next table describes the fees and expenses for each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan that may use the portfolio as its underlying investment medium. Except for the American Asset Allocation, American International, American Global Diversification, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond, American New World, American Fundamental Holdings and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio’s actual expenses for the year ended December 31, 2008.

As noted in the footnotes to the table, for certain portfolios John Hancock Investment Management Services, Inc. (the “Adviser”) has agreed to waive its portion of its fees or reimburse the portfolio for expenses when, and to the extent that, the net operating expenses exceed an agreed upon expense limitation. Effective January 1, 2009, the Adviser may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements and made subsequent to January 1, 2009, for a period of three years following the beginning of the month in which such reimbursement or waivers occurred.

Portfolio Annual Expenses

(as a percentage of portfolio average net assets, rounded to two decimal places)

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Operating Expenses[1]
500 Index B2	0.47%	0.00%	0.03%	0.00%	0.50%
Active Bond[3]	0.60%	0.00%	0.04%	0.00%	0.64%
All Cap Core[3]	0.77%	0.00%	0.05%	0.00%	0.82%
All Cap Growth[3]	0.85%	0.00%	0.10%	0.00%	0.95%
All Cap Value[3]	0.85%	0.00%	0.09%	0.00%	0.94%
Alpha Opportunities[3,4]	1.02%	0.00%	0.04%	0.00%	1.06%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Operating Expenses[1]
American Asset Allocation[5,6]	0.31%	0.60%	0.05%	0.00%	0.96%
American Blue Chip Income & Growth[5]	0.42%	0.60%	0.07%	0.00%	1.09%
American Bond[5]	0.39%	0.60%	0.05%	0.00%	1.04%
American Diversified Growth & Income[4,7]	0.05%	0.60%	0.04%	0.63%	1.32%
American Fundamental Holdings[4,7]	0.05%	0.60%	0.04%	0.40%	1.09%
American Global Diversification[4,7]	0.05%	0.60%	0.04%	0.63%	1.32%
American Growth[5]	0.32%	0.60%	0.05%	0.00%	0.97%
American Growth-Income[5]	0.27%	0.60%	0.05%	0.00%	0.92%
American International[5]	0.49%	0.60%	0.07%	0.00%	1.16%
American New World[4,5,6]	0.76%	0.60%	0.18%	0.00%	1.54%
Balanced	0.84%	0.00%	0.07%	0.00%	0.91%
Blue Chip Growth[3,8]	0.81%	0.00%	0.04%	0.00%	0.85%
Capital Appreciation[3]	0.72%	0.00%	0.04%	0.00%	0.76%
Capital Appreciation Value[3,8,9]	0.95%	0.00%	0.15%	0.00%	1.10%
Core Allocation Plus[3,9]	0.92%	0.00%	0.22%	0.00%	1.14%
Core Bond[3,9]	0.64%	0.00%	0.07%	0.00%	0.71%
Core Strategy[10]	0.05%	0.00%	0.05%	0.52%	0.62%
Disciplined Diversification[3,11]	0.80%	0.00%	0.19%	0.00%	0.99%
Emerging Small Company[3]	0.97%	0.00%	0.08%	0.00%	1.05%
Equity-Income[3,8]	0.81%	0.00%	0.05%	0.00%	0.86%
Financial Services[3]	0.82%	0.00%	0.08%	0.00%	0.90%
Franklin Templeton Founding Allocation[12]	0.04%	0.00%	0.04%	0.83%	0.91%
Fundamental Value[3]	0.76%	0.00%	0.05%	0.00%	0.81%
Global[3,9,13,14]	0.81%	0.00%	0.11%	0.00%	0.92%
Global Allocation[3,9]	0.85%	0.00%	0.10%	0.05%	1.00%
Global Bond[3,9]	0.70%	0.00%	0.10%	0.00%	0.80%
Global Real Estate[3]	0.93%	0.00%	0.12%	0.00%	1.05%
Health Sciences[3,8,9]	1.05%	0.00%	0.08%	0.00%	1.13%
High Yield[3]	0.66%	0.00%	0.06%	0.00%	0.72%
International Core[3,9]	0.89%	0.00%	0.14%	0.00%	1.03%
International Equity Index B2	0.53%	0.00%	0.06%	0.00%	0.59%
International Opportunities[3,9]	0.87%	0.00%	0.13%	0.00%	1.00%
International Small Cap[3,9]	0.94%	0.00%	0.16%	0.00%	1.10%
International Value[3,9,13]	0.81%	0.00%	0.14%	0.00%	0.95%
Investment Quality Bond[3]	0.59%	0.00%	0.09%	0.00%	0.68%
Large Cap[3]	0.72%	0.00%	0.03%	0.00%	0.75%
Large Cap Value[3]	0.81%	0.00%	0.05%	0.00%	0.86%
Lifestyle Aggressive	0.04%	0.00%	0.04%	0.86%	0.94%
Lifestyle Balanced	0.04%	0.00%	0.03%	0.76%	0.83%
Lifestyle Conservative	0.04%	0.00%	0.03%	0.71%	0.78%
Lifestyle Growth	0.04%	0.00%	0.03%	0.76%	0.83%
Lifestyle Moderate	0.04%	0.00%	0.03%	0.74%	0.81%
Mid Cap Index[3,15]	0.47%	0.00%	0.03%	0.00%	0.50%
Mid Cap Intersection[3]	0.87%	0.00%	0.06%	0.00%	0.93%
Mid Cap Stock[3]	0.84%	0.00%	0.05%	0.00%	0.89%
Mid Value[3,8]	0.98%	0.00%	0.10%	0.00%	1.08%
Money Market B2	0.49%	0.00%	0.04%	0.00%	0.53%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Operating Expenses[1]
Natural Resources[3]	1.00%	0.00%	0.08%	0.00%	1.08%
Optimized All Cap[3]	0.68%	0.00%	0.06%	0.00%	0.74%
Optimized Value[3]	0.65%	0.00%	0.05%	0.00%	0.70%
Overseas Equity[4]	0.98%	0.00%	0.14%	0.00%	1.12%
Pacific Rim[3,9]	0.80%	0.00%	0.25%	0.00%	1.05%
PIMCO VIT All Asset[16]	0.18%	0.25%	0.45%	0.69%	1.57%
Real Estate Securities[3]	0.70%	0.00%	0.05%	0.00%	0.75%
Real Return Bond[3,9,17]	0.68%	0.00%	0.06%	0.00%	0.74%
Science & Technology[3,8,9]	1.05%	0.00%	0.07%	0.00%	1.12%
Short-Term Bond[3]	0.59%	0.00%	0.07%	0.00%	0.66%
Small Cap Growth[3]	1.06%	0.00%	0.08%	0.00%	1.14%
Small Cap Index[3,15]	0.49%	0.00%	0.04%	0.00%	0.53%
Small Cap Opportunities[3,13]	1.00%	0.00%	0.06%	0.00%	1.06%
Small Cap Value[3]	1.06%	0.00%	0.06%	0.00%	1.12%
Small Company Value[3,8]	1.02%	0.00%	0.06%	0.00%	1.08%
Strategic Bond[3,9]	0.67%	0.00%	0.06%	0.00%	0.73%
Strategic Income[3]	0.69%	0.00%	0.08%	0.00%	0.77%
Total Bond Market B2,18	0.47%	0.00%	0.05%	0.00%	0.52%
Total Return[3,17]	0.69%	0.00%	0.06%	0.00%	0.75%
Total Stock Market Index[3,18]	0.49%	0.00%	0.04%	0.00%	0.53%
U.S. Government Securities[3]	0.61%	0.00%	0.09%	0.00%	0.70%
U.S. High Yield Bond[3]	0.73%	0.00%	0.06%	0.00%	0.79%
Utilities[3,9]	0.83%	0.00%	0.10%	0.00%	0.93%
Value[3]	0.74%	0.00%	0.06%	0.00%	0.80%

[1]

Total Operating Expenses include fees and expenses incurred indirectly by a portfolio as a result of its investment in other investment companies (each an “Acquired Fund”) that were acquired indirectly as a result of its investment in Acquired Funds. Acquired Fund fees and expenses are based upon an allocation of the portfolio’s assets among the underlying portfolios and upon the total annual operating expenses of these portfolios. Acquired Fund fees and expenses will vary with changes in the expenses of the underlying portfolios, as well as allocation of the portfolio’s assets, and may be higher or lower than those shown in the table. The Total Operating Expenses shown in the table may not correlate to the portfolio’s ratio of expenses to average net assets shown in the financial highlights section in the prospectus for the portfolios, which does not include Acquired Fund fees and expenses. For the International Equity Index B portfolio Total Operating Expenses include fees and expenses which are less than 0.01%.

[2]

John Hancock Trust (the “Trust”) sells shares of these portfolios only to certain variable life insurance and variable annuity separate accounts of ours and our affiliates. Each portfolio is subject to an expense cap pursuant to an agreement between the Trust and the Adviser and the expense cap is as follows: the Adviser has agreed to waive its advisory fee (or, if necessary, reimburse expenses of the portfolio) in an amount so that the rate of the portfolio’s Total Operating Expenses does not exceed its net operating expenses as listed below. A portfolio’s Total Operating Expenses includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses (estimated at 0.01% or less of the portfolio’s average net assets) of the portfolio not incurred in the ordinary course of the portfolio’s business. Under the agreement, the Adviser’s obligation to provide the expense cap with respect to a particular portfolio will remain in effect until May 1, 2010 and will terminate after that date only if the Trust, without the prior written consent of the Adviser, sells shares of the portfolio to (or has shares of the portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of ours or any of our affiliates that are specified in the agreement. The fees shown in the table do not reflect this expense cap. If this expense cap had been reflected, the net operating expenses for the portfolios would be as indicated below. For more information, please see the prospectus for the participating portfolios for additional information.

Portfolio	Net Operating Expenses	Portfolio	Net Operating Expenses
500 Index B	0.25%	Money Market B	0.29%
International Equity Index B	0.35%	Total Bond Market B	0.25%

[3]

Effective January 1, 2006, the Adviser has voluntarily agreed to waive its advisory fee for certain portfolios or otherwise reimburse the expenses of those portfolios. The reimbursement will equal, on an annualized basis, 0.02% of that portion of the aggregate net assets of all the participating portfolios that exceeds $50 billion. The amount of the reimbursement will be calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each portfolio. The fees shown in the table do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for these portfolios would be as indicated below. For more information, please see the prospectus for the participating portfolios for additional information.

Portfolio	Net Operating Expenses	Portfolio	Net Operating Expenses	Portfolio	Net Operating Expenses
Active Bond	0.64%	Global Real Estate	1.05%	Real Estate Securities	0.75%
All Cap Core	0.82%	Health Sciences	1.13%	Real Return Bond	0.74%
All Cap Growth	0.95%	High Yield	0.72%	Science and Technology	1.12%
All Cap Value	0.94%	International Core	1.03%	Short Term Bond	0.66%
Alpha Opportunities	1.06%	International Opportunities	1.00%	Small Cap Growth	1.14%
Blue Chip Growth	0.85%	International Small Cap	1.10%	Small Cap Index	0.53%
Capital Appreciation	0.76%	International Value	0.93%	Small Cap Opportunities	1.06%
Capital Appreciation Value	1.10%	Investment Quality Bond	0.68%	Small Cap Value	1.12%
Core Allocation Plus	1.14%	Large Cap	0.75%	Small Company Value	1.08%
Core Bond	0.71%	Large Cap Value	0.86%	Strategic Bond	0.73%
Disciplined Diversification	0.70%	Mid Cap Index	0.50%	Strategic Income	0.77%
Emerging Small Company	1.05%	Mid Cap Intersection	0.93%	Total Return	0.75%
Equity-Income	0.86%	Mid Cap Stock	0.89%	Total Stock Market Index	0.53%
Financial Services	0.90%	Mid Value	1.08%	U.S. Government Securities	0.70%
Fundamental Value	0.81%	Natural Resources	1.08%	U.S. High Yield Bond	0.79%
Global	0.91%	Optimized All Cap	0.74%	Utilities	0.93%
Global Allocation	1.00%	Optimized Value	0.70%	Value	0.80%
Global Bond	0.80%	Pacific Rim	1.05%
[4]	For portfolios that have not commenced operations or have inception dates of less than six months as of December 31, 2008, expenses are estimated.
[5]

Capital Research Management Company (the adviser to the master fund for each of the Trust feeder funds) voluntarily waived a portion of its management fee from September 1, 2004 through December 31, 2008. The fees shown in the table do not reflect these waivers. See the financial highlights table in the American Funds Insurance Series’ prospectus or annual report for further information.

[6]

The table reflects the fees and expenses of the master and feeder portfolios. The Adviser has contractually limited other expenses at the feeder portfolio level to 0.03% until May 1, 2010, and the table reflects this limit. Other portfolio level expenses consist of operating expenses of the portfolio, excluding adviser fees, Rule 12b-1 fees, transfer agent fees, blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

[7]

The Adviser has contractually agreed to waive its management fee of 0.05% of average annual net assets until May 1, 2010. The fees shown in the table do not reflect this reimbursement. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the American Diversified Growth-Income, American Fundamental Holdings and American Global Diversification portfolios would be 1.27%, 1.04% and 1.27%, respectively.

[8]

T. Rowe Price has voluntarily agreed to waive a portion of its subadvisory fee for certain portfolios. This wavier is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth, Capital Appreciation Value, Equity-Income, Mid Value, Small Company Value, Spectrum Income and Real Estate Equity portfolios. The John Hancock Funds II portfolios are not offered under your policy. Based on the combined average daily net assests of the portfolios, the percentage fee reduction (as a percentage of the subadvisory fee) is as follows: 0% for the first $750 million, 5% for the next $750 million, 7.5% for the next $1.5 billion, and 10% if over $3 billion. The Adviser has also voluntarily agreed to reduce the advisory fee for each portfolio by the amount that the subadvisory fee is reduced. These voluntary fee waivers may be terminated by T. Rowe Price or the Adviser at any time. The fees shown in the table do not reflect this waiver. For more information, please see the prospectus for the underlying portfolios.

[9]	Other Expenses reflect an estimated expense based on a new custody fee pursuant to an agreement between the Trust and its custodian, which became effective on April 1, 2009.
[10]

The Adviser has contractually agreed to reimburse expenses of the portfolio that exceed 0.02% of the average annual net assets of the portfolio. Expenses include all expenses of the portfolio except Rule 12b-1 fees, underlying portfolio expenses, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This reimbursement may be terminated any time after May 1, 2010. The fees shown in the table do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.54%. For more information, please see the prospectus for the underlying portfolio.

[11]

The Adviser has contractually agreed to reimburse expenses of the portfolio that exceed 0.70% of the average annual net assets of the portfolio. Expenses include all expenses of the portfolio except Rule 12b-1 fees, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This contractual reimbursement will be in effect until May 1, 2010 and thereafter until terminated by the Adviser on notice to the Trust. The fees shown in the table do not reflect this reimbursement. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.70%. For more information, please see the prospectus for the underlying portfolio.

[12]

The Adviser has contractually agreed to limit portfolio expenses to 0.025% until May 1, 2010. Portfolio expenses include advisory fees and other operating expenses of the portfolio, but excludes Rule 12b-1fees, underlying fund expenses, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. The fees shown in the table do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.86%. For more information, please see the prospectus for the underlying portfolio.

[13]

The Adviser has contractually agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the portfolio does not exceed 0.45% of the portfolio’s average net assets. This advisory fee waiver will remain in place until May 1, 2010. The fees shown in the table do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the Global, International Value and Small Cap Opportunities portfolios would be 0.91%, 0.93% and 1.06%, respectively. For more information, please see the prospectus for the underlying portfolios.

[14]

The Adviser has contractually agreed to reduce its advisory fee for a class of shares of the portfolio in an amount equal to the amount by which the expenses of such class of the portfolio exceed the expense limit (as a percentage of the average annual net assets of the fund attributable to the class) of 0.15% and, if necessary, to remit to that class of the portfolio an amount necessary to ensure that such expenses do not exceed that expense limit. Expenses means all the expenses of a class of a fund excluding advisory fees, Rule 12b-1 fees, transfer agency fees and service fees, blue sky fees, taxes, portfolio brokerage commissions, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business. This contractual reimbursement will be in effect until May 1, 2010 and thereafter until terminated by the Adviser on notice to the portfolio. The fees shown in the table do not reflect this reimbursement. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.91%. For more information, please see the prospectus for the underlying portfolio.

[15]

The Adviser has voluntarily agreed to reduce its advisory fee for a class of shares of the portfolio in an amount equal to the amount by which the expenses of such class of the portfolio exceed the expense limit (as a percentage of the average annual net assets of the portfolio attributable to the class) of 0.05% and, if necessary, to remit to that class of the portfolio an amount necessary to ensure that such expenses do not exceed that expense limit. Expenses means all the expenses of a class of the portfolio excluding advisory fees, Rule 12b-1 fees, transfer agency fees and service fees, blue sky fees, taxes, portfolio brokerage commissions, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business. This expense limitation will continue in effect unless otherwise terminated by the Adviser upon notice to the Trust. This voluntary expense limitation may be terminated at any time. The fees shown in the table do not reflect this expense limitation. For more information, please refer to the prospectus for the underlying portfolios.

[16]

Other Expenses for the PIMCO VIT All Asset portfolio reflect an administrative fee 0f 0.25% and a service fee of 0.20%. Acquired Fund fees and expenses for the portfolio are based upon an allocation of the portfolio’s assets among the underlying portfolios and upon the total annual operating expenses of the Institutional Class of these underlying portfolios. Acquired Fund fees and expenses will vary with changes in the expenses of the underlying portfolios, as well as allocation of the portfolio’s assets, and may be higher or lower than those shown in the table. For a listing of the expenses associated with each underlying portfolio for the most recent fiscal year, please refer to the prospectus for the underlying portfolio. Pacific Investment Management Company LLC (“PIMCO”), the adviser to the portfolio, has contractually agreed for the current fiscal year (December 31, 2009) to reduce its advisory fee to the extent that the underlying portfolio expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in the underlying portfolios. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. This expense reduction is implemented based on a calculation of Acquired Fund fees and expenses attributable to advisory and administrative fees that are different from the calculation of Acquired Fund fees and expenses shown in the table. The fees in the table do not reflect this expense reduction. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 1.55%. For more information, please see the prospectus for the underlying portfolio.

[17]	Other Expenses reflect the estimate of amounts to be paid as substitute dividend expenses on securities borrowed for the settlement of short sales.
[18]	Other Expenses do not include an interest expense which was charged in 2008. This expense is considered extraordinary and not anticipated in the future.

DETAILED INFORMATION

This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers

When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the “Trust” or “JHT”) (or the PIMCO Variable Insurance Trust (the “PIMCO Trust”) with respect to the All Asset portfolio) and hold the shares in a subaccount of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio’s average net assets for 2008, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

The John Hancock Trust and the PIMCO Trust are so-called “series” type mutual funds and each is registered under the Investment Company Act of 1940 (“1940 Act”) as an open-end management investment company. John Hancock Investment Management Services, LLC (“JHIMS”) provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS pays a portion of its investment management fees to other firms that manage the Trust’s portfolios. We are affiliated with JHIMS and may indirectly benefit from any investment management fees JHIMS retains. The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC (“PIMCO”) and pays investment management fees to PIMCO.

Each of the American Asset Allocation, American Blue Chip Income and Growth, American Bond, American Global Diversification, American Growth- Income, American Growth, American New World, American Fundamental Holdings, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and is subject to a 0.60% Rule 12b-1 fee. The American Asset Allocation, American Growth, American International, American Growth-Income, American New World, American Blue Chip Income and Growth and American Bond portfolios operate as “feeder funds,” which means that the portfolios do not buy investment securities directly. Instead, they invest in a “master fund” which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds. We pay American Funds Distributors, Inc., the principal underwriter for the American Funds Insurance Series, a percentage of some or all of the amounts allocated to the “American” portfolios of the Trust for the marketing support services it provides.

The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio’s assets for the services we or our affiliates provide to that portfolio. These compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments, in the portfolio in the prospectus for that portfolio. You should read the portfolio’s prospectus carefully before investing in the corresponding variable investment option.

The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios’ investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

The portfolios available under the policies are as described in the following table:

Portfolio	Portfolio Manager	Investment Objective and Strategy
500 Index B	MFC Global Investment Management (U.S.A.) Limited	To seek to approximate the aggregate total return of a broad-based U.S. domestic equity market index. Under normal market conditions, the portfolio seeks to approximate the aggregate total return of a broad based U.S. domestic equity market index. To pursue this goal, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in (a) the common stocks that are included in the S&P 500 Index* and (b) securities (which may or may not be included in the S&P 500 Index) that the subadviser believes as a group will behave in a manner similar to the index. The subadviser may determine that the portfolio’s investments in certain instruments, such as index futures, total return swaps and exchanged traded portfolios (“ETFs”) have similar economic characteristics.

Active Bond	Declaration Management & Research LLC/MFC Global Investment Management (U.S.) LLC	To seek to provide income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified mix of debt securities and instruments.

All Cap Core	Deutsche Investment Management Americas Inc.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests in common stocks and other equity securities within all asset classes (small-, mid- and large-cap) of those within the Russell 3000 Index.*

All Cap Growth	Invesco AIM Capital Management, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests its assets principally in common stocks of companies of all market capitalizations. The subadviser focuses on stocks of companies exhibiting long-term sustainable earnings and cash flow growth that is not yet reflected in investor expectations or equity valuations.

All Cap Value	Lord, Abbett & Co, LLC	To seek capital appreciation. Under normal market conditions, the portfolio invests in equity securities of U.S. and multinational companies in all capitalization ranges that the subadviser believes are undervalued. The portfolio will invest at least 50% of its net assets in equity securities of large, seasoned companies with market capitalizations at the time of purchase that fall within the market capitalization range of the Russell 1000 Index.* This range varies daily. The portfolio will invest the remainder of its assets in mid-sized and small company securities.

Alpha Opportunities	Wellington Management Company, LLP	To seek long-term total return. The portfolio employs a “multiple sleeve structure” which means the portfolio has several components that are managed separately in different styles. The portfolio seeks to obtain its objective by combining these different components styles into a single portfolio.

American Asset Allocation	Capital Research Management Company (Adviser to the American Funds Insurance Series)	To seek to provide high total return (including income and capital gains) consistent with preservation of capital over the long term. The portfolio invests all of its assets in Class 1 shares of the master fund, the Asset Allocation Fund, a series of American Funds Insurance Series. The master fund invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments. In addition, the master fund may invest up to 25% of its debt assets in lower quality debt securities (rated Ba or below by Moody’s and BB or below by S&P or unrated but determined to be of equivalent quality). Such securities are sometimes referred to as “junk bonds.” The master fund is designed for investors seeking above-average total return.

Portfolio	Portfolio Manager	Investment Objective and Strategy
American Blue Chip Income and Growth	Capital Research Management Company (Adviser to the American Funds Insurance Series)	To seek to produce income exceeding the average yield on U.S. stocks generally (as represented by the average yield on the S&P 500 Index*) and to provide an opportunity for growth of principal consistent with sound common stock investing. The portfolio invests all of its assets in Class 1 shares of the master fund, the Blue Chip Income and Growth Portfolio, a series of American Funds Insurance Series. The master portfolio invests primarily in common stocks of larger, more established companies based in the U.S. with market capitalizations of $4 billion and above. The master fund may also invest up to 10% of its assets in common stocks of larger, non-U.S. companies, so long as they are listed or traded in the U.S. The master portfolio will invest, under normal market conditions, at least 90% of its assets in equity securities. The portfolio is designed for investors seeking both income and capital appreciation.

American Bond	Capital Research Management Company (Adviser to the American Funds Insurance Series)	To seek to maximize current income and preserve capital. The portfolio invests all of its assets in Class 1 shares of the master fund, the Bond Portfolio, a series of American Funds Insurance Series. The master fund normally invests at least 80% of its net assets (plus borrowing for investment purposes) in bonds. The master fund will invest at least 65% of its assets in investment-grade debt securities (including cash and cash equivalents) and may invest up to 35% of its assets in bonds that are rated Ba 1 or below by Moody’s and BB+ or below by S&P or that are unrated but determined to be of equivalent quality (so called “junk bonds”). It may invest in bonds of issuers domiciled outside the U.S.. The portfolio may also invest up to 20% of its assets in preferred stocks, including convertible and non-convertible preferred stocks. The portfolio is designed for investors seeking income and more price stability than stocks, and capital preservation over the long term.

American Diversified Growth & Income	MFC Global Investment Management (U.S.A.) Limited	To seek long term growth of capital and income. The portfolio invests in other portfolios and other investment companies (collectively, “Underlying Funds”) as well as other types of investments. Under normal market conditions, the portfolio will generally invest between 70% and 80% of its assets in equity securities, which include securities held by the Underlying Portfolios, and between 20% and 30% of its assets in fixed income securities, which include securities held by the Underlying Portfolios.

American Fundamental Holdings	MFC Global Investment Management (U.S.A.) Limited	To seek long term growth of capital. The portfolio invests in other portfolios and other investment companies (collectively, “Underlying Portfolios”) as well as other types of investments. The portfolio operates as a fund of funds and currently invests primarily in four Underlying Portfolios of the American Funds Insurance Series: Bond Portfolio, Growth Portfolio, Growth-Income Portfolio, and International Portfolio. The portfolio is permitted to invest in six other Underlying Portfolios of the American Funds Insurance Series: Asset Allocation Portfolio, Blue Chip Income and Growth Portfolio, Global Growth Portfolio, Global Small Capitalization Portfolio, High-Income Bond Portfolio, and New World Portfolio as well as other Underlying Portfolios. When purchasing shares of the American Funds Insurance Series, the portfolio only purchases Class 1 shares (which are not subject to Rule 12b-1 fees).

American Global Diversification	MFC Global Investment Management (U.S.A.) Limited	To seek long term growth of capital. The portfolio invests in other portfolios and other investment companies (collectively, “Underlying Funds”) as well as other types of investments. Under normal market conditions, the portfolio will invest a significant portion of its assets in securities, which include securities held by the Underlying Funds, that are located outside of the U.S.

American Growth –Income	Capital Research Management Company (Adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investments grow and to provide the shareholder with income over time. The Portfolio invests all of its assets in Class 1 shares of the master portfolio, the Growth-Income Portfolio, a series of American Funds Insurance Series. The Growth-Income Portfolio invests primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The Growth- Income Portfolio may invest up to 15% of its assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500 Index.* The portfolio is designed for investors seeking both capital appreciation and income.

Portfolio	Portfolio Manager	Investment Objective and Strategy
American Growth	Capital Research Management Company (Adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investment grow. The portfolio invests all of its assets in Class 1 shares of the master fund, the Growth Portfolio, a series of American Funds Insurance Series. The Growth Portfolio invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The Growth Portfolio may also invest up to 15% of its assets in equity securities of issuers domiciled outside the U.S. and Canada. In seeking to pursue its investment objective, the portfolio may invest in the securities of issuers representing a broad range of market capitalizations. The portfolio is designed for investors seeking capital appreciation through stocks. Investors in the portfolio should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

American International	Capital Research Management Company (Adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investment grow. The Portfolio invests all of its assets in Class 1 shares of the master fund, the International Portfolio, a series of American Funds Insurance Series. The International Portfolio invests primarily in common stocks of companies located outside the U.S. The portfolio is designed for investors seeking capital appreciation through stocks. Investors in the portfolio should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

American New World	Capital Research Management Company (Adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investment grow over time. The portfolio invests all of its assets in Class 1 shares of the master fund, the New World Portfolio, a series of American Funds Insurance Series. The New World Portfolio invests primarily in stocks of companies with significant exposure to countries with developing economies and/or markets. The New World Portfolio may also invest in debt securities of issuers, including issuers of lower rated bonds, with exposure to these countries. The New World Portfolio is designed for investors seeking capital appreciation. Investors in the New World Portfolio should have a long-term perspective and be able to tolerate potentially wide price fluctuations. The NewWorld Portfolio may invest in equity securities of any company, regardless of where it is based, if the portfolio’s investment adviser determines that a significant portion of the company’s assets or revenues (generally 20% or more) is attributable to developing countries. Under normal market conditions, the portfolio will invest at least 35% of its assets in equity and debt securities of issuers primarily based in what the subadviser deems qualified countries that have developing economies and/or markets. In addition, the portfolio may invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds (“junk bonds”) and government bonds, primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries. The portfolio may also, to a limited extent, invest in securities of issuers based in nonqualified developing countries. In determining whether a country is qualified, the NewWorld Portfolio will consider such factors as the country’s per capita gross domestic product; the percentage of the country’s economy that is industrialized; market capital as a percentage of gross domestic product; the overall regulatory environment; the presence of government regulation limiting or banning foreign ownership; and restrictions on repatriation of initial capital, dividends, interest and/or capital gains. The portfolio’s investment adviser will maintain a list of qualified countries and securities in which the portfolio may invest.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Balanced	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests in both equity and fixed-income securities. The portfolio employs growth, value and core approaches to allocate its assets among stocks of small, medium and large-capitalization companies in both the U.S. and foreign countries. The portfolio may purchase a variety of fixed income securities, including investment grade and below investment grade debt securities with maturities that range from short to longer term, as well as cash. Under normal market conditions, 55-75% of the portfolio will be invested in equity securities and 25-45% of the portfolio will be invested in fixed-income securities. The precise mix of equity and fixed-income securities will depend on the subadviser’s outlook for the markets and generally reflect the subadviser’s long-term, strategic asset allocation analysis. The subadviser anticipates that adjustments to the targeted asset allocation will result primarily from changes to its outlook for the global and domestic economies, industry sectors and financial markets, and its assessment of the relative attractiveness of each asset class.

Blue Chip Growth	T. Rowe Price Associates, Inc.	To seek to provide long-term growth of capital. Current income is a secondary objective. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in the common stocks of large and medium-sized blue chip growth companies. These are firms that, in the subadviser’s view, are well established in their industries and have the potential for above- average earnings growth.

Capital Appreciation	Jennison Associates, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity and equity related securities of companies, at the time of investment, that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospects. These companies are generally medium- to large-capitalization companies.

Capital Appreciation Value	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests primarily in common stocks of established U.S. companies that have above-average potential for capital growth. Common stocks typically constitute at least 50% of the portfolio’s total assets. The remaining assets are generally invested in other securities, including convertible securities, corporate and government debt, foreign securities, futures and options. The portfolio may invest up to 20% of its total assets in foreign securities.

Core Allocation Plus	Wellington Management Company, LLP	To seek total return, consisting of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests in equity and fixed income securities of issuers located within and outside the U.S. The portfolio will allocate its assets between fixed income securities, which may include investment grade and below investment grade debt securities with maturities that range from short to longer term, and equity securities based upon the subadviser’s targeted asset mix, which may change over time. Under normal circumstances, the targeted asset mix may range between 75%-50% equity instruments and 50%-25% fixed income instruments and will generally reflect the subadviser’s long term, strategic asset allocation analysis. The subadviser anticipates that adjustments to the targeted asset allocation will result primarily from changes to its outlook for the global and domestic economies, industry sectors and financial markets and, to a lesser extent, its opinion of the relative attractiveness of each asset class.

Core Bond	Wells Capital Management, Incorporated	To seek total return consisting of income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in a broad range of investment grade debt securities, including U.S. Government obligations, corporate bonds, mortgage-backed and other asset-backed securities and money market instruments. The subadviser invests in debt securities that the subadviser believes offer attractive yields and are undervalued relative to issues of similar credit quality and interest rate sensitivity. The portfolio may also invest in unrated bonds that the subadviser believes are comparable to investment grade debt securities.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Core Strategy	MFC Global Investment Management (U.S.A.) Limited	To seek long term growth of capital. Current income is also a consideration. Under normal market conditions, the portfolio invests in a number of the other index portfolios of JHT. The Portfolio invests approximately 70% of its total assets in underlying portfolios which invest primarily in equity securities and approximately 30% of its total assets in underlying portfolios which invest primarily in fixed income securities.

Disciplined Diversification	Dimensional Fund Advisors LP	To seek total return consisting of capital appreciation and current income. Under normal market conditions, the portfolio invests primarily in equity securities and fixed-income securities of domestic and international issuers, including equities of issuers in emerging markets, in accordance with the following range of allocations:

		Target Allocation	Range of Allocations
		Equity Securities: 70%	65% – 75%
		Fixed-Income Securities: 30%	25% – 35%

The portfolio may invest outside these ranges and may invest defensively during unusual or unsettled market conditions.

Emerging Small Company	RCM Capital Management, LLC	To seek long term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in securities of small cap companies. The subadviser defines small cap companies as common stocks and other equity securities of U.S. companies that have a market capitalization that does not exceed the highest market capitalization of any company contained in either the Russell 2000 Index* or the S&P Small Cap Index*.

Equity-Income	T. Rowe Price Associates, Inc.	Seeks to provide substantial dividend income and also long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities, with at least 65% in common stocks of well-established companies paying above-average dividends.

Financial Services	Davis Selected Advisers, L.P.	To seek growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies that, at the time of investment, are principally engaged in financial services and the portfolio invests primarily in common stocks of financial services companies..

Franklin Templeton Founding Allocation	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. The portfolio operates as a fund of funds and invests in other portfolios and in other investment companies as well as other types of investments. The portfolio currently invests primarily in three underlying portfolios: Global, Income and Mutual Shares , as described in the JHT prospectus. The portfolio may purchase any portfolios except other JHT funds of funds and the American Feeder Funds. When purchasing shares of other JHT funds, the Franklin Templeton Founding Allocation Fund only purchases NAV shares (which are not subject to Rule 12b-1 fees).

Fundamental Value	Davis Selected Advisers, L.P.	To seek growth of capital. Under normal market conditions, the portfolio invests primarily in common stocks of U.S. companies with market capitalizations of at least $10 billion. The portfolio may also invest in companies with smaller capitalizations.

Global Allocation	UBS Global Asset Management (Americas) Inc.	To seek total return, consisting of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests in equity and fixed income securities of issuers located within and outside the U.S. The portfolio will allocate its assets between fixed income securities and equity securities.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Global Bond	Pacific Investment Management Company LLC	To seek maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income instruments that are economically tied to at least three countries (one of which may be the U.S.), which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities. These fixed income instruments may be denominated in non-U.S. currencies or in U.S. dollars, which may be represented by forwards or derivatives, such as options, futures contracts, or swap agreements.

Global Real Estate	Deutsche Investment Management Americas Inc.	To seek a combination of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. Real estate investment s (“REITs”), foreign entities with tax-transparent structures similar to REITs and U.S. and foreign real estate operating companies. Equity securities include common stock, preferred stock and securities convertible into common stock. The portfolio will be invested in issuers located in at least three different countries, including the U.S.

Global	Templeton Global Advisors Limited	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests primarily in the equity securities of companies located throughout the world, including emerging markets.

Health Sciences	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged, at the time of investment, in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed “health sciences”).

High Yield	Western Asset Management Company	To realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in high yield securities, including corporate bonds, preferred stocks, U.S. Government and foreign securities, mortgage-backed securities, loan assignments or participations and convertible securities which have the following ratings (or, if unrated, are considered by the subadviser to be of equivalent quality): Corporate Bonds, Preferred Stocks and Convertible Securities

Rating Agency
		Moody’s S&P	Ba through C BB through D

International Core	Grantham, Mayo, Van Otterloo & Co, LLC	To seek high total return. Under normal market conditions, the portfolio invests at least 80% of its total assets in equity investments. The portfolio typically invests in equity investments in companies from developed markets outside the U.S. The portfolio seeks to achieve its objective by outperforming its benchmark, the MSCI EAFE Index.

International Equity Index B	SSgA Funds Management, Inc.	To seek to track the performance of a broad-based equity index of foreign companies primarily in developed countries and, to a lesser extent, in emerging markets. Under normal market conditions, the Portfolio invests at least 80% of its assets in securities listed in the Morgan Stanley Capital International All CountryWorld Excluding U.S. Index* or American Depository Receipts or Global Depository Receipts representing such securities.

International Opportunities	Marsico Capital Management, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in common stocks of foreign companies that are selected for their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The portfolio invests in issuers from at least three different countries not including the U.S. The portfolio may invest in common stocks of companies economically tied to emerging markets. Some issuers or securities in the portfolio’s portfolio may be based in or economically tied to the U.S.

Portfolio	Portfolio Manager	Investment Objective and Strategy
International Small Cap	Franklin Templeton Investment Corp.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in investments of smaller companies outside the U.S., including emerging markets, which have total stock market capitalizations or annual revenues of $4 billion or less.

International Value	Templeton Investment Counsel, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests primarily in equity securities of companies located outside the U.S., including in emerging markets.

Investment Quality Bond	Wellington Management Company, LLP	To provide a high level of current income consistent with the maintenance of principal and liquidity. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in bonds rated investment grade at the time of investment. The portfolio will tend to focus on corporate bonds and U.S. government bonds with intermediate to longer term maturities.

Large Cap	UBS Global Asset Management (Americas) Inc.	To seek to maximize total return, consisting of capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. large capitalization companies. The portfolio defines large capitalization companies as those with a market capitalization range, at the time of investment, equal to that of the portfolio’s benchmark, the Russell 1000 Index.*

Large Cap Value	BlackRock Investment Management, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large cap companies selected from those that are, at the time of purchase, included in the Russell 1000 Value Index.* The portfolio will seek to achieve its investment objective by investing primarily in a diversified portfolio of equity securities of large cap companies located in the U.S. The portfolio will seek to outperform the Russell 1000 Value Index by investing in equity securities that the subadviser believes are selling at below normal valuations.

Lifestyle Aggressive	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Current income is not a consideration. The portfolio operates as a fund of funds and, except as otherwise described below, generally invests approximately 100% of its assets in underlying portfolios that invest primarily in equity securities.

Lifestyle Balanced	MFC Global Investment Management (U.S.A.) Limited	To seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. The portfolio operates as a fund of funds and, except as otherwise described below, generally invests approximately 40% of its assets in underlying portfolios that invest primarily in fixed income securities and approximately 60% in underlying portfolios that invest primarily in equity securities.

Lifestyle Conservative	MFC Global Investment Management (U.S.A.) Limited	To seek a high level of current income with some consideration given to growth of capital. The portfolio operates as a fund of funds and, except as otherwise described below, generally invests approximately 80% of its assets in underlying portfolios that invest primarily in fixed income securities and approximately 20% in underlying portfolios that invest primarily in equity securities.

Lifestyle Growth	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Current income is also a consideration. The portfolio operates as a fund of funds and, except as otherwise described below, generally invests approximately 20% of its assets in underlying portfolios that invest primarily in fixed income securities and approximately 80% in underlying portfolios that invest primarily in equity securities.

Lifestyle Moderate	MFC Global Investment Management (U.S.A.) Limited	To seek a balance between a high level of current income and growth of capital, with a greater emphasis on income. The portfolio operates as a fund of funds and, except as otherwise described below, generally invests approximately 60% of its assets in underlying portfolios that invest primarily in fixed income securities and approximately 40% in underlying portfolios that invest primarily in equity securities.

Portfolio	Portfolio Manager	Investment Objective and Strategy
Mid Cap Index	MFC Global Investment Management (U.S.A.) Limited	To seek to approximate the aggregate total return of a mid cap U.S. domestic equity market index. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in (a) the common stocks that are included in the S&P 400 Mid Cap Index* and (b) securities (which may or may not be included in the S&P Mid Cap 400 Index) that the subadviser believes as a group will behave in a manner similar to the index.

Mid Cap Intersection	Wellington Management Company, LLP	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of medium-sized companies with significant capital appreciation potential. For the purposes of the portfolio, “medium-sized companies” are those with market capitalizations, at the time of investment, within the market capitalization range of companies represented in either the Russell MidCap Index* or the S&P MidCap 400 Index.*

Mid Cap Stock	Wellington Management Company, LLP	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of medium-sized companies with significant capital appreciation potential. For the portfolio, “medium-sized companies” are those with market capitalizations within the collective market capitalization range of companies represented in either the Russell MidCap Index* or the S&P MidCap 400 Index.*

Mid Value	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets in companies with market capitalizations that are within the S&P Mid Cap 400 Index or the Russell MidCap Value Index. The portfolio invests in a diversified mix of common stocks of mid-size U.S. companies that are believed to be undervalued by various measures and offer good prospects for capital appreciation.

Money Market B	MFC Global Investment Management (U.S.A.) Limited	To seek to obtain maximum current income consistent with preservation of principal and liquidity. Under normal market conditions, the portfolio invests in high quality, U.S. dollar denominated money market instruments. Certain market conditions may cause the return of the portfolio to become low or possibly negative.

Natural Resources	Wellington Management Company, LLP	To seek long-term total return. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of natural resource-related companies worldwide, including emerging markets. Natural resource-related companies include companies that own or develop energy, metals, forest products and other natural resources, or supply goods and services to such companies.

Optimized All Cap	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity securities of U.S. companies. The portfolio will focus on equity securities of U.S. companies across the three market capitalization ranges of large, mid and small.

Optimized Value	MFC Global Investment Management (U.S.A.) Limited	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity securities of U.S. companies with the potential for long-term growth of capital, with a market capitalization range, at the time of investment, equal to that of the portfolio’s benchmark, the Russell 1000 Value Index.*

Overseas Equity	Capital Guardian Trust Company	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of a diversified mix of large established and medium-sized foreign companies located primarily in developed countries (outside of the U.S.) and, to a lesser extent, in emerging markets.

Pacific Rim	MFC Global Investment Management (U.S.A.) Limited	To seek to achieve long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and equity- related securities of established, larger-capitalization non-U.S. companies located in the Pacific Rim region, including emerging markets, that have attractive long-term prospects for growth of capital. Current income from dividends and interest will not be an important consideration in the selection of portfolio securities.

Portfolio	Portfolio Manager	Investment Objective and Strategy
PIMCO VIT All Asset (a series of the PIMCO Variable Insurance Trust) (only Class M is available for sale)	Pacific Investment Management Company	To seek maximum real return consistent with preservation of real capital and prudent investment management. The portfolio invests primarily in a diversified mix of: (a) common stocks of large and mid sized U.S. companies, and (b) bonds with an overall intermediate term average maturity.

Real Estate Securities	Deutsche Management Investment Americas, Inc.	To seek to achieve a combination of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investments and real estate companies. Equity securities include common stock, preferred stock and securities convertible into common stock.

Real Return Bond	Pacific Investment Management Company LLC	To seek maximum real return, consistent with preservation of real capital and prudent investment management. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

Science & Technology	T. Rowe Price Associates, Inc. RCM Capital Management LLC	To seek long-term growth of capital. Current income is incidental to the portfolio’s objective. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in the common stocks of companies expected to benefit from the development, advancement, and/or use of science and technology. For purposes of satisfying this requirement, common stock may include equity linked notes and derivatives relating to common stocks, such as options on equity linked notes.

Short-Term Bond	Declaration Management & Research, LLC	To seek income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) at the time of investment in a diversified mix of debt securities and instruments. The securities and instruments will have an average credit quality rating of “A” or “AA” and a weighted average effective maturity between one and three years, and no more than 15% of the portfolio’s net assets will be invested in high yield bonds.

Small Cap Growth	Wellington Management Company, LLP	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-cap companies. For the purposes of the portfolio, “small cap companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index* or the S&P Small Cap 600.*

Small Cap Index	MFC Global Investment Management (U.S.A.) Limited	Seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in (a) the common stocks that are included in the Russell 2000 Index* and (b) securities (which may or may not be included in the Russell 2000 Index) that the subadviser believes as a group will behave in a manner similar to the index.

Small Cap Opportunities	Invesco Capital Management, Inc. & Dimensional Fund Advisors LP	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies.

Small Cap Value	Wellington Management Company, LLP	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-cap companies that are believed to be undervalued by various measures and offer good prospects for capital appreciation. For the purposes of the portfolio, “small cap companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index* or the S&P Small Cap 600 Index.*

Portfolio	Portfolio Manager	Investment Objective and Strategy
Small Company Value	T. Rowe Price Associates, Inc.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies with market capitalizations, at the time of investment, that do not exceed the maximum market capitalization of any security in the Russell 2000 Index.* The portfolio invests in small companies whose common stocks are believed to be undervalued.

Strategic Bond	Western Asset Management Co.	To seek a high level of total return consistent with preservation of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities.

Strategic Income	MFC Global Investment Management (U.S)	To seek a high level of current income. Under normal market conditions, the portfolio invests at least 80% of its assets in the following types of securities: foreign government and corporate debt securities from developed and emerging markets, U.S. government and agency securities, and domestic high-yield bonds.

Total Bond Market B	Declaration Management & Research LLC	To seek to track the performance of the Barclays Capital U.S. Aggregate Bond Index** (which represents the U.S. investment grade bond market). Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in securities listed in the Barclays Capital U.S. Aggregate Bond Index.

Total Return	Pacific Investment Management Company LLC	To seek maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the portfolio invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives, such as options, futures contracts, or swap agreements.

Total Stock Market Index	MFC Global Investment Management (U.S.A.) Limited	Seeks to approximate the aggregate total return of a broad U.S. domestic equity market index. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in (a) the common stocks that are included in the Wilshire 5000 Total Market Index* and (b) securities (which may or may not be included in the Wilshire 5000 Total Market Index) that the subadviser believes as a group will behave in a manner similar to the index.

U.S. Government Securities	Western Asset Management Co.	To obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities and futures contracts. The portfolio may invest the balance of its assets in non-U.S. government securities including, but not limited to, fixed rate and adjustable rate mortgage-backed securities, asset-backed securities, corporate debt securities and money market instruments.

U.S. High Yield Bond	Wells Capital Management	To seek total return with a high level of current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. corporate debt securities that are, at the time of investment, below investment grade, including preferred and other convertible securities in below investment grade debt securities (sometimes referred to as “junk bonds” or high yield securities). The portfolio also invests in corporate debt securities and may buy preferred and other convertible securities and bank loans.

Utilities	MFS Investment Management	To seek capital growth and current income (income above that available from the portfolio invested entirely in equity securities). Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in securities of companies in the utilities industry. Securities in the utilities industry may include equity and debt securities of domestic and foreign companies (including emerging markets).

Value	Van Kampen Investments	To realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Under normal market conditions, the portfolio invests in equity securities of companies with capitalizations, at the time of investment, similar to the market capitalization of companies in the Russell MidCapValue Index.*

*

“Wilshire Total Stock Market Index ®” is a trademark of Wilshire Associates. “MSCI All Country World Ex US Index” is a trademark of Morgan Stanley & Co. Incorporated.”Russell 1000, ®” “Russell 2000, ®” “Russell 1000 Value, ®” “Russell 3000, ®” “Russell MidCap, ®” and “Russell MidCap Value ®” are trademarks of Frank Russell Company.”S&P 500, ®” “S&P MidCap 400, ®” and “S&P SmallCap 600 ® ” are trademarks of The McGraw-Hill Companies, Inc. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

The indexes referred to in the portfolio descriptions track companies having the ranges of approximate market capitalization, as of February 28, 2009, set out below:

Wilshire Total Stock Market Index — $1 million to $385 billion MSCI All Country World Ex US Index — $199 million to $176 billion MSCI EAFE Index — $199 million to $126 billion

Russell 1000 Index — $41 million to $337.87 billion Russell 1000 Value Index — $41 million to $337.87 billion Russell 2000 Index — $3.2 million to $3.7 billion Russell 3000 Index — $3 million to $337.87 billion Russell MidCap Index — $41 million to $13.8 billion Russell MidCap Value Index — $41 million to $13.8 billion S&P 500 Index — $224 million to $337.87 billion S&P MidCap 400 Index — $42 million to $4.6 billion S&P SmallCap 600 Index — $200 million to $1 billion

**	The Barclays Capital U.S. Aggregate Bond Index (which represents the U.S. investment grade bond market) is a bond index that relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act).

We will purchase and redeem series fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a series fund represent an interest in one of the funds of the series fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

On each business day, shares of each series fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each series fund’s net asset value per share determined for that same date. A “business day” is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern time).

We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the policies. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for policy owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of policy owners can determine the outcome of a vote.

We determine the number of a series fund’s shares held in a subaccount attributable to each owner by dividing the amount of a policy’s account value held in the subaccount by the net asset value of one share in the series fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a series fund’s meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a series fund, ratification of the selection of independent auditors, approval of series fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions. However, we may, in certain limited circumstances permitted by the SEC’s rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

The voting privileges described above reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John

Hancock USA to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to deregister the Account under the 1940 Act, (3) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (4) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgment, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the foregoing changes and to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Description of John Hancock USA

We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of John Hancock USA and its subsidiaries. However, neither John Hancock USA nor any of its affiliated companies guarantees the investment performance of the Account.

We are ranked and rated by independent financial rating services, which may include Moody’s, Standard & Poor’s, Fitch and A.M. Best. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the company, but they do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account A

The investment accounts shown on page 1 are in fact subaccounts of Separate Account A, a separate account operated by us under Michigan law. The Account meets the definition of “separate account” under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

The Account’s assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can’t be used to pay any indebtedness of John Hancock USA other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of John Hancock USA’s other assets.

New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account

Our obligations under any fixed account are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account — the standard fixed account. The effective annual rate we declare for the fixed account will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Because of exemptive and exclusionary provisions, interests in our fixed account have not been and will not be registered under the Securities Act of 1933 (“1933 Act”) and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts, however, is subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the “Total Face Amount.” Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 400% of the Base Face Amount at the Issue Date. Thereafter, scheduled and unscheduled increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under “Base Face Amount vs. Supplemental Face Amount” below.

When the insured person dies, we will pay the death benefit minus any outstanding policy debt and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are described below.

•	Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described below).

•

Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, plus the policy value on the date of death, or (2) the minimum death benefit.

For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the cost of insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

If the insured person commits suicide within certain time periods (generally within two years from the Issue Date of the policy), the amount payable will be equal to the premiums paid, less the amount of any policy debt on the date of death, and less any withdrawals.

Also if an application misstated the age or sex of the insured person, we will adjust, if necessary, the Base Face Amount, any Supplemental Face Amount, and every other benefit to that which would have been purchased at the correct age or sex by the most recent cost of insurance charge.

Base Face Amount vs. Supplemental Face Amount

As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

For the same amount of premiums paid, the amount of the Face Amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount may be subject to a shorter No-Lapse Guarantee Period (see “No-lapse guarantee”). Also, after the insured person reaches age 121, the amount of any Supplemental Face Amount will terminate.

If your priority is to reduce your Face Amount charges, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the second policy year or to maximize the death benefit when the insured person reaches age 121, then you may wish to maximize the proportion of the Base Face Amount. However, the No-Lapse Guarantee for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount is limited to the first two policy years.

The minimum death benefit

In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law — the “guideline premium test” and the “cash value accumulation test.” You must elect which test you wish to have applied at issue. Once elected, the test cannot be changed without our approval.

Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. Factors for some ages are shown in the table below:

Attained Age	Applicable Factor
40 and under	250%
45	215%
50	185%
55	150%
60	130%
65	120%
70	115%
75	105%
90	105%
95 and above	100%

A table showing the factor for each age will appear in the policy.

Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

The cash value accumulation test may be preferable if you want to fund the policy so that the minimum death benefit will increase earlier than would be required under the guideline premium test, or if you want to fund the policy at the “7 pay” limit for the full seven years (see “Tax considerations”).

To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 121

If the policy is still in effect on the policy anniversary nearest the 121st birthday of the insured person, the following things will happen (whether or not there is any net cash surrender value):

•	We will stop any monthly deduction charges.

•	We will stop accepting any premium payments.

•	We will no longer process withdrawals.

•	We will continue to credit interest to a fixed account.

•	We will continue to accept loan repayments on existing loans and interest will continue to be charged if there is an outstanding loan.

•	Any Supplemental Face Amount will terminate (see “Base Face Amount vs Supplemental Face Amount”).

Requesting an increase in coverage

After the first policy year, you may make a written request for an unscheduled increase in Supplemental Face Amount. We must receive your written request within two months of your next policy anniversary. Generally, each such increase must be at least $50,000 and increases in any one policy year cannot exceed 25% of the Total Face Amount at issue. You will have to provide us with evidence that the insured person qualifies for the same risk classification that applied to them at issue.

Generally, any increase will be effective on the next policy anniversary following the date we approve the request. Any unscheduled increase in Supplemental Face Amount after issue would first require that you terminate the Disability Payment of Specified Premium, Extended No-Lapse Guarantee, Acceleration of Death Benefit for Qualified Long-Term Care Services, and Residual Life Insurance Benefit and Continuation of Acceleration Riders you may have elected at issue.

Requesting a decrease in coverage

After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

•	the remaining Total Face Amount and Base Face Amount will each be at least $100,000, and

•	the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy’s life insurance status.

•

pro-rata portion of the surrender charge will be payable upon any requested reduction in the Base Face Amount (see “Surrender charge”). If approved, you may reduce up to 10% of your Base Face Amount at issue without incurring a pro rata surrender charge at that time. This surrender charge exemption does not apply to full surrenders or net cash surrender withdrawals (see “Surrender and withdrawals—Withdrawals”). An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

Under our current administrative rules, we permit the death benefit option to be changed from Option 2 to Option 1 after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option will result in a change in the policy’s Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The resulting change to the Total Face Amount will be reflected as an increase in Supplemental Face Amount. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

Notwithstanding other policy limits, if the change from Option 2 to 1 yields a Total Face Amount that is larger than 400% of the Total Face Amount at issue, we will allow for the increase. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

Tax consequences of coverage changes

If you change the death benefit option, the Federal tax law test (“guideline premium test” or “cash value accumulation test”) that you elected at issue will continue to apply. Please read “The minimum death benefit” for more information about these Federal tax law tests.

A change in the death benefit option or Total Face Amount will often change the policy’s limits under the Federal tax law test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read “Tax considerations” to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person’s death. You may change the beneficiary during the insured person’s lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner’s estate.

Ways in which we pay out policy proceeds

You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. As permitted by state law and our current administrative procedures, death claim proceeds may be placed into an interest-bearing John Hancock retained asset account in the beneficiary’s name. We will provide the beneficiary with a checkbook, so checks may be written for all or a part of the proceeds. The retained asset account is part of our general account and is subject to the claims of our creditors. It is not a bank account and it is not insured by the FDIC. We may receive a benefit from managing proceeds held in a retained asset account. Alternatively, you can select to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. Please contact our Service Office for more information.

Changing a payment option

You can change the payment option at any time before the proceeds are payable. If you haven’t made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

The Policy Specifications page of your policy will show the “Planned Premium” for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums — annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only pay enough premium to keep the policy in force (see “Lapse and reinstatement”).

Minimum initial premium

The Minimum Initial Premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person’s attained age 121, subject to the need to pay enough premium to keep the policy inforce and to the limitations on maximum premium amount described below.

Maximum premium payments

Federal tax law limits the amount of premium payments you can make relative to the amount of your policy’s insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under “Tax considerations.”

Large premium payments may expose us to unanticipated investment risk. In addition, in order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn’t provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market B investment account. After the Issue Date but prior to the Allocation Date, premiums received are allocated to the Money Market B investment account. The “Allocation Date” of the policy is the tenth day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner’s instructions. The “Net Premium” is the premium paid less the applicable premium charges we deduct from it.

Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see “Procedures for issuance of a policy” for the definition of “Contract Completion Date”).

Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee (as well as an optional Extended No-Lapse Guarantee, if elected) which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.

Ways to pay premiums

If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to “John Hancock.” We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock USA Service Office at the appropriate address shown on the back cover of this prospectus.

We will also accept premiums:

•	by wire or by exchange from another insurance company, or

•	via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method).

Lapse and reinstatement

Lapse

Unless a no-lapse guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy’s net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under “Tax considerations.” We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus an amount equal to three times the monthly deduction due on the date of default, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., “lapse”) with no value.

No-lapse guarantee

In those states where it is permitted, as long as the cumulative premium test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy’s surrender value to fall to zero or below during such period.

The monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium. The No-Lapse Guarantee Premium is not a charge assessed against the policy value. It is an amount used in determining whether the cumulative premium test has been satisfied.

The No-Lapse Guarantee Premium is set at issue on the basis of the Base Face Amount and any Supplemental Face Amount and reflects the age, sex and risk class of the proposed insured, the death benefit option elected, as well as any additional rating and supplementary benefits, if applicable. It is subject to change if (i) the Total Face Amount of the policy is changed, (ii) there is a death benefit option change, (iii) there is a decrease in the Face Amount of insurance due to a withdrawal, or (iv) there is any change in the supplementary benefits added to the policy or in the risk classification of the insured person.

The No-Lapse Guarantee Period is set at issue and is stated in the policy. The No-Lapse Guarantee Period for any Supplemental Face Amount is the first two policy years. Certain state limitations may apply, but generally the No-Lapse Guarantee Period for the Base Face Amount is (i) the lesser of twenty years or to age 75 or (ii) five years if the insured person’s issue age is 70 or older. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount, however, is limited to the first two policy years.

While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default whether the cumulative premium test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

(a)	the outstanding premium requirement to satisfy the cumulative premium test at the date of default, plus the monthly No-Lapse Guarantee Premium due for the next three policy months, or

(b)	the amount necessary to bring the Net Cash Surrender Value to zero plus an amount equal to three times the monthly deduction due on the date of default, plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate. If you make the required payment under (a) described above, the Base Face Amount and any Supplemental Face Amount and any supplementary benefit riders will remain in effect during the first two policy years. For the remainder of the No-Lapse Guarantee Period, if you make the required payment under (a), the Base Face Amount will remain in effect, but any Supplemental Face Amount and any supplementary benefit riders (unless otherwise stated therein) will terminate as of the end of the grace period.

Cumulative premium test

The cumulative premium test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

Death during grace period

If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

(a)	You must provide to us evidence of the insured person’s insurability that is satisfactory to us; and

(b)	You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force for at least the next three policy months.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

Generally, the suicide exclusion and incontestability provisions will apply from the effective date of reinstatement. A surrendered policy cannot be reinstated.

The policy value

From each premium payment you make, we deduct the applicable premium charges described under “Deduction from premium payments.” We invest the rest (known as the “Net Premium”) in the accounts (fixed or investment) you’ve elected. Special investment rules apply to premiums processed prior to the Allocation Date (see “Processing premium payments”).

Over time, the amount you’ve invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios’ dividends and distributions in additional portfolio shares, except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under “Description of charges at the policy level.”

We calculate the unit values for each investment account once every business day as of the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern time. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, we’ll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we’ll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.

The amount you’ve invested in the fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for the fixed account, just call or write to us. The asset-based risk charge only applies to that portion of the policy value held in the investment accounts. The charge determined does not apply to the fixed account. Otherwise, the policy level charges applicable to the fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Allocation of future premium payments

At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than twelve). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

•	within 18 months after the policy’s Issue Date, or

•	within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraphs). For purposes of this restriction, and in applying the limitation on the number of free transfers, any transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern time) to the close of that business day (usually 4:00 p.m. Eastern time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then for the 30 calendar day period after such transfer no transfers from the Money Market B investment account to any other accounts (fixed or investment) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Subject to our approval, we may offer policies purchased by a corporation or other entity that has purchased policies to match its liabilities under an employee benefit plan, as described above, the ability to electronically rebalance the investment options in its policies. Under these circumstances, in lieu of imposing any specific limit upon the number and timing of transfers, we will monitor aggregate trades among the subaccounts for frequency, pattern and size for potentially harmful investment practices. If we detect trading activity that we believe may be harmful to the overall operation of any investment account or underlying portfolio, we may impose conditions on policies employing electronic rebalancing to submit trades, including setting limits upon the number and timing of transfers, and revoking privileges to make trades by any means other than written communication submitted via U.S. mail.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors. The restrictions described in these paragraphs will be applied uniformly to all policy holders subject to the restrictions.

Rule 22c-2 under the 1940 Act requires us to provide tax identification numbers and other policy owner transaction information to the Trust or to other investment companies in which the Separate Account invests, at their request. An investment company will use this information to identify any pattern or frequency of investment account transfers that may violate their frequent trading policy. An investment company may require us to impose trading restrictions in addition to those described above if violations of their frequent trading policy are discovered.

Transfers out of the fixed account option are limited to the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the fixed account maximum transfer percentage of 15% multiplied by the amount of the fixed account on the immediately preceding policy anniversary, or (iii) the amount transferred out of the fixed account during the previous policy year. Any transfer which involves a transfer out of the fixed account may not involve a transfer to the Money Market B investment account.

We reserve the right to impose a minimum amount limit on transfers out of any fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

Dollar cost averaging. We may offer policy owners a dollar cost averaging (“DCA”) program. Under the DCA program, you will designate an amount that will be transferred monthly from one investment account into any other investment account(s) or a fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Asset allocation balancer transfers. Under the asset allocation balancer program you will designate an allocation of policy value among investment accounts. We will move amounts among the investment accounts at specified intervals you select—annually, semi-annually, quarterly or monthly. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt and surrender charge that then applies. This is called your “net cash surrender value.” You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. If the withdrawal results in a reduction in Base Face Amount, a charge equal to a pro-rata portion of any surrender charge will be applied during the surrender charge period. We will automatically reduce the policy value of your policy by the amount of the withdrawal. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your surrender value to fall below three months’ worth of monthly deductions (see “Deductions from policy value”). We also reserve the right to refuse any withdrawal that would cause the policy’s Total Face Amount or the Base Face Amount to fall below $100,000.

Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see “The death benefit”). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Generally, any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. We reserve the right to approve reductions in the Base Face Amount prior to eliminating the Supplemental Face Amount. You should consider a number of factors in determining whether to continue coverage in the form of Base Face Amount or Supplemental Face Amounts (see “Base Face Amount vs. Supplemental Face Amount”). If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code’s definition of life insurance, we will not permit the withdrawal. As noted above, if the withdrawal results in a reduction in Base Face Amount, a pro-rata portion of the applicable surrender charge will be deducted from the policy value (see “Surrender charge”). We reserve the right to waive the pro-rata surrender charge on any reduction in Base Face Amount if the withdrawal is designed to serve certain administrative purposes (such as the payment of fees associated with the provision of asset management services).

For example, assume a policy owner that has elected death benefit Option 1 requests a withdrawal of $25,000 on a policy with a Base Face Amount of $200,000 and a current surrender charge of $10,000. The $25,000 withdrawal would reduce the Base Face Amount from $200,000 to $175,000. The reduction in Base Face Amount would trigger a partial surrender charge equal to the surrender charge times the proportionate reduction in Base Face Amount, in this case equal to $10,000 X (25,000/200,000) or $1,250. The surrender charge after the withdrawal would be equal to $10,000—$1,250 or $8,750. If the policy owner had instead purchased a policy with $200,000 of Base Face Amount and $100,000 of Supplemental Face Amount, the withdrawal of $25,000 would reduce the Supplemental Face Amount from $100,000 to $75,000. Since the Base Face Amount would remain at $200,000, no partial surrender charge would be deducted.

Policy loans

You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as set out below.

•	We first determine the net cash surrender value of your policy.

•	We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

•	We then multiply the resulting amount by the difference between the effective annual rate then being charged on loans and the effective annual rate then being credited on the loan account.

•	We then subtract the third item above from the second item above.

The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.25% in the first 10 policy years and 3.00% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.00%. The tax consequences of a loan interest credited differential of 0% are unclear. You should consult a tax adviser before effecting a loan to evaluate possible tax consequences. If we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgment, result in the transaction being treated as a loan under Federal tax law. The right to increase the rate charged on the loan is restricted in some states. Please see your John Hancock USA representative for details. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as set out below.

•	The same proportionate part of the loan as was borrowed from the fixed account will be repaid to that fixed account.

•	The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee’s last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see “Tax considerations”).

Description of charges at the policy level

Deduction from premium payments

•	Premium charge - A charge to help defray our sales costs and related taxes. The charge is 8% in policy years 1-5 and 2% of each premium paid thereafter.

Deductions from policy value

•	Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $15 per month.

•

Base Face Amount charge - A monthly charge for the first eight policy years, to primarily help cover sales costs. To determine the charge we multiply the amount of Base Face Amount at issue by a rate which varies by the insured person’s sex, age, and risk classification at issue.

•

Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates and the current rates will never be more than the maximum rates shown in the policy. Cost of insurance charges will cease at and after the insured person reaches age 121. The cost of insurance rates we use will depend on the age at issue, the insurance risk characteristics and (usually) sex of the insured person, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person’s age increases. (The insured person’s “age” on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a)	is the death benefit as of the first day of the Policy Month, divided by 1.0024663; and

(b)	is the policy value as of the first day of the Policy Month after the deduction of all other monthly deductions.

Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.

•

Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account. Currently we charge 0.08% of policy value in policy years 1-15 and 0.00% of policy value in policy year 16 and thereafter.

•	Supplementary benefits charges - A charge for any supplementary insurance benefits added to the policy by means of a rider.

•	Loan interest rate - The maximum loan interest charged on any loan is shown in the Fee Tables and described under “Policy loans” in this prospectus.

•	Transfer fee - We currently do not impose a fee upon transfers of policy value among the investment options, but reserve the right to do so in the policy (see “Transfers of existing policy value”).

•

Surrender charge - A charge we deduct if the policy lapses or is surrendered within the first ten policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums we received in the first policy year that do not exceed the Surrender Charge Calculation Limit stated in the Policy Specifications page of your policy. The percentage applied is dependent upon the policy year during which lapse or surrender occurs, as shown in the following table:

Policy Year	Percentage Applied
1	100%
2	100%
3	100%
4	100%
5	95%
6	95%
7	90%
8	70%
9	50%
10	30%
11+	0%

The percentage is graded down proportionately at the beginning of each policy month until the next level is reached. The above table applies only if the insured person is male, and less than age 45 at issue. For older issue ages, the percentages in the above table may be reduced. A pro-rata portion of the surrender charge may also be charged in the case of any reduction in Base Face Amount (see “Surrender and withdrawals - Withdrawals” and “Requesting a decrease in coverage”). The pro-rata charge is calculated by dividing the reduction in Base Face Amount by the Base Face Amount immediately prior to the reduction and then multiplying the applicable surrender charge by that ratio. If approved, you may reduce up to 10% of your Base Face Amount at issue without incurring a pro-rata surrender charge at that time. This surrender charge exemption does not apply to full surrenders or net cash surrender withdrawals (see “Surrender and withdrawals — Withdrawals”).

Additional information about how certain policy charges work

Sales expenses and related charges

The premium and Base Face Amount charges help to compensate us for the cost of selling our policies (see “Description of charges at the policy level”). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium and Base Face Amount charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including the asset-based risk charge and other charges with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Method of deduction

We deduct the monthly deductions described in the Fee Tables section from your policy’s accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Special purchase programs for eligible classes

With respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us, we may offer the policies with reduced charges or with additional or enhanced features or benefits. We will make these programs available in accordance with our established administrative procedures in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for such a program are: (i) the nature of the association and its organizational framework; (ii) the method by which sales will be made to the members of the class; (iii) the facility with which premiums will be collected from the associated individuals and the association’s capabilities with respect to administrative tasks; (iv) the anticipated lapse and surrender rates of the policies; (v) the size of the class of associated individuals and the number of years it has been in existence; (vi) the aggregate amount of premiums paid; and (vii) any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges or feature or benefit enhancement will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

The Statement of Additional Information (the “SAI”) contains additional information about any special purchase program we currently make available. For information as to how you may obtain a copy of the SAI, please see the last page of this prospectus.

Other charges we could impose in the future

Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected accounts. However, we expect that no such charge will be necessary.

A portion of the premium charge is used to cover premium taxes. Premium taxes vary by jurisdiction and are subject to change. Currently, premium tax levels range from 0% to 3.5%.

Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under “Fee Tables”) are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

•

Disability Payment of Specified Premium Rider - This rider will deposit the Specified Premium into the policy value of your policy each month during the total disability (as defined in the rider) of the insured person. There is a six month “waiting period” of total disability before deposits begin. Deposits continue until cessation of total disability, but will cease at the insured person’s 65th birthday if total disability begins on or after the policy anniversary nearest the insured person’s 60th birthday. The “Specified Premium” is chosen at issue and will be stated in the Policy Specifications page of your policy.

•

Extended No-Lapse Guarantee Rider - In states where approved, you may elect the Extended No-Lapse Guarantee Rider at issue, which extends the No-Lapse Guarantee Period provided by your policy for the Base Face Amount to the earlier of: (a) termination of the policy or rider, (b) the number of years selected by the policy owner, subject to any applicable state limitations or (c) age 121 of the insured person. You will pay an additional fee for this rider, which varies based on the individual characteristics of the insured person, the length of the guarantee period you select and the Base Face Amount. A change in Base Face Amount of the policy may affect the cost of the rider and the amount of any Extended No-Lapse Guarantee Credit, as described below. If you elect scheduled increases to your Supplemental Face Amount at issue, you may not elect this rider.

Benefit. Provided this rider is in effect, we guarantee that during the Extended No-Lapse Guarantee Period, your policy will not go into default with respect to the Base Face Amount if the policy satisfies either one of the extended cumulative premium tests described below:

1)	Extended Cumulative Premium Test. This test will be performed as of the beginning of any policy month during the Extended No-Lapse Guarantee Period that your policy would otherwise be in default in the absence of this rider. Your policy will satisfy this test if the sum of the premiums received, plus any Extended No-Lapse Guarantee Credit, less any policy debt and less any withdrawals taken on or before the date of any test, is equal to or greater than the sum of the monthly Extended No-Lapse Guarantee Premiums due from the policy date to the date of this test.

2)	Early Funding Extended Cumulative Premium Test. This test will be performed as of the beginning of the policy month following the end of policy year 10, and, if satisfied on that date, may also be performed on additional testing dates during the Extended No-Lapse Guarantee Period. Your policy will satisfy this test if the sum of premiums received, plus any Extended No-Lapse Guarantee Credit, less any policy debt and less any withdrawals taken on or before the date of any test, is equal to or greater than the Early Funding Extended No- Lapse Guarantee Premium. The Early Funding Extended Cumulative Premium Test will cease to apply if it is not satisfied at the end of policy year 10.

Extended No-Lapse Guarantee Credit. If the total premium paid during the first policy year is greater than one tenth of the Early Funding Extended No-Lapse Guarantee Premium, then we will apply an Extended No-Lapse Guarantee Credit to the sum of premiums received when determining if the Extended Cumulative Premium Test or the Early Funding Extended Cumulative Premium Test has been satisfied. The monthly Extended No-Lapse Guarantee Credit is one twelfth of the annualized credit. The annualized credit is equal to a) multiplied by b) where:

a)	is the total premium paid during the first policy year, subject to a maximum of 30% of the Early Funding Extended No-Lapse Guarantee Premium, minus one tenth of the Early Funding Extended No-Lapse Guarantee Premium; and

b)	the credit rate of 0.25%.

The Extended No-Lapse Guarantee Credit is not applied to your policy value, and is only used in determining whether one of the above cumulative premium tests has been satisfied.

Policy changes. The Extended No-Lapse Guarantee Premiums and the Early Funding Extended No-Lapse Guarantee Premiums are determined at policy issuance and depend upon the age and other insurance risk characteristics of the insured person, as well as the amount of coverage and additional optional benefits and length of the guarantee period you select. The Extended No-Lapse Guarantee Premiums, the Early Funding Extended No-Lapse Guarantee Premiums and the Extended No-Lapse Guarantee Credit may change if any of the following occurs under your policy:

a)	the addition, termination or change of a supplementary benefit rider;

b)	a change of a death benefit option;

c)	a decrease in the Base Face Amount or in any Supplemental Face Amount;

d)	a change in the life insured’s risk classification.

We will inform you of any change to the Extended No-Lapse Guarantee Premium, Early Funding Extended No-Lapse Guarantee Premium or Extended No-Lapse Guarantee Credit resulting from any of the above changes. Any change will be applied prospectively.

Grace Period. While the Extended No-Lapse Guarantee Rider is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default, whether either of the extended cumulative premium tests described above have been met. If neither of the extended cumulative premium tests have been met, then we will notify you that the policy is in default and allow a 61 day grace period in which you may make a premium payment sufficient to keep the policy out of default. This required payment, as described in the notification, will be equal to the lesser of:

a)	The amount necessary to bring the surrender value to zero plus an amount equal to three times the monthly deduction due on the date of default, plus the applicable premium charge; or

b)	The amount necessary to satisfy the Extended Cumulative Premium Test as of the date of default, plus the Extended No-Lapse Guarantee Premium for the next three policy months; or

c)	The amount necessary to satisfy the Early Funding Extended Cumulative Premium Test, provided the policy met the requirements for this test at the end of policy year 10 and the test has not ceased to apply.

If the required payment is not received by the end of the grace period, the Extended No-Lapse Guarantee and the policy will terminate. If you make the required payment under either (b) or (c) described above, only the Base Face Amount will remain in effect, and any Supplemental Face Amount and any supplementary benefit riders (unless otherwise stated therein) will terminate as of the end of the grace period.

If either of the extended cumulative premium tests have been satisfied while the policy would otherwise be in default, then the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will be subject to termination if a payment in the amount stated in (a) above is not received by the end of the grace period.

Termination. The Extended No-Lapse Guarantee Rider will terminate at the earliest of:

a)	the end of the Extended No-Lapse Guarantee Period shown in your policy;

b)	the end of the grace period for which you have not paid the amount necessary to bring this benefit out of default as set forth in your policy and rider;

c)	the date your policy terminates;

d)	the date we receive written request from you to terminate this rider;

e)	the date we approve your written request to increase the Supplemental Face Amount under your policy.

The rider may be terminated at any time, but cannot be reinstated once terminated.

Investment Options. If you purchase a policy with the Extended No-Lapse Guarantee Rider, we limit the investment accounts you may select to one or more of the Lifestyle investment accounts and certain other selected investment accounts, as designated in your application. You must provide proper allocation instructions to one or more of the available investment accounts under this rider at the time you apply for your policy. If you request a transfer to an investment account that is not available under this rider, we will not process the transaction and will notify you that you must select a designated investment account under the rider. You may not change your premium payment allocation instructions to include an investment account that is not available under this rider. Accordingly, if you direct an additional premium payment to an investment account that is not available, we will instead apply that premium payment in accordance with your proper allocation instructions that are then in effect. We reserve the right to change the available investment accounts under this rider. You may contact our Service Office shown in the prospectus or your registered representative for more information on the available investment accounts under this rider.

In certain states we may refer to this rider as the “Extended Death Benefit Protection Rider.”

•

Acceleration of Death Benefit for Qualified Long-Term Care Services Rider - This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes “chronically ill” so that such person:

(1)	is unable to perform at least two activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain qualified services described in the rider. The decision to add this rider must be made at issuance of the policy. If you elect this rider, you will also have an option to apply to have the policy’s death benefit advanced to you in the event of terminal illness.

Benefits under the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider will not begin until we receive proof that the insured person qualifies and has received 100 days of “qualified long-term care service” as defined in the rider, while the policy was in force. You must continue to submit evidence during the insured person’s lifetime of the insured person’s eligibility for rider benefits.

We determine a maximum amount of death benefit that we will advance for each month of qualification. This amount, called the “Maximum Monthly Benefit Amount,” is based on the percentage of the policy’s death benefit that you select when you apply for the policy, and the death benefit amount in effect when the insured person qualifies for benefits. The actual amount of any advance is based on the expense incurred by the insured person, up to the Maximum Monthly Benefit Amount, for each day of qualified long-term care service in a calendar month. The first 100 days of qualified long-term care service, however, are excluded in any determination of an advance. We will recalculate the Maximum Monthly Benefit Amount if you make a withdrawal of policy value, and for other events described in the rider. Each advance reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

We restrict your policy value’s exposure to market risk when benefits are paid under the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider. We do this in several ways. First, before we begin paying any Monthly Benefit, we will transfer all policy value from the investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to an investment account while rider benefits are paid. Your participation in any of the automatic investment plans will also be suspended during this period.

If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or transfer existing policy value in the investment accounts. (The restriction on transfers from the fixed account will continue to apply.) Benefits under this rider do not reduce the No-Lapse Guarantee Premium requirements or the Extended No-Lapse Guarantee Premium requirements that may be necessary for the No-Lapse Guarantee or the Extended No-Lapse Guarantee to remain in effect after a termination of rider benefits.

If you purchase this rider:

•

you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

•	you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

This rider is sometimes referred to as the “LifeCare Benefit Rider.”

•

Cash Value Enhancement Rider - Your policy may be issued with the Cash Value Enhancement Rider. The decision to add this rider to your policy must be made at issuance of the policy and, once made, is irrevocable. The benefit of this rider is that the cash surrender value of your policy is enhanced during the period for which surrender charges are applicable. Under the Cash Value Enhancement Rider, the enhancement is provided by reducing the surrender charge that would otherwise have applied upon policy surrender or lapse. The Cash Value Enhancement Rider does not apply to reduce the surrender charge upon decreases in Face Amount or partial withdrawals.

Under this rider, the enhancement in cash surrender value is equal to the surrender charge multiplied by the applicable Cash Value Enhancement Waiver Percentage. The applicable Cash Value Enhancement Waiver Percentages under this rider during the Surrender Charge Period are set forth below:

Policy Year	Cash Value Enhancement Waiver Percentage
1	90%
2	80%
3	60%
4	40%
5	20%
6+	0%

•

Overloan Protection Rider - This rider will prevent your policy from lapsing on any date if policy debt exceeds the death benefit. The benefit is subject to a number of eligibility requirements relating to, among other things, the number of years the policy has been in force, the attained age of the life insured, the death benefit option elected and the tax status of the policy.

When the Overloan Protection benefit in this rider is invoked, all values in the investment accounts are immediately transferred to the fixed account and will continue to grow at the current fixed account interest rate. Transfer fees do not apply to these transfers. Thereafter, policy changes and transactions are limited as set forth in the rider; for example, death benefit increases or decreases, additional premium payments, policy loans, withdrawals, surrender and transfers are no longer allowed. Any outstanding policy debt will remain. Interest will continue to be charged at the policy’s specified loan interest rate, and the policy’s loan account will continue to be credited with the policy’s loan interest credited rate. Any applicable No-Lapse Guarantee under the policy no longer applies, and any supplementary benefit rider requiring a monthly deduction will automatically be terminated.

When the Overloan Protection Rider causes the policy to be converted into a fixed policy, there is risk that the Internal Revenue Service could assert that the policy has been effectively terminated and that the outstanding loan balance should be treated as a distribution. Depending on the circumstances, all or part of such deemed distribution may be taxable as income. You should consult a tax adviser as to the risks associated with the Overloan Protection Rider.

•

Residual Life Insurance Benefit and Continuation of Acceleration Rider - This rider is available only if you also purchase the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider (“Acceleration Rider”). This rider provides protection against the death benefit being reduced below the lesser of $25,000 or 10% of the Total Face Amount under the policy at issue, reduced proportionately for any reduction in the Total Face Amount not due to acceleration under the Acceleration Rider. The rider also provides for a continuation of benefits under the Acceleration Rider after such benefits would otherwise have ceased. The monthly maximum continuation benefit is determined by multiplying the Monthly Acceleration Percentage specified in the Policy Specifications times the Total Face Amount at issue. This rider is sometimes referred to as the “LMAX Rider.”

•

Accelerated Benefit Rider - This rider provides for acceleration of payment of a portion of the death benefit should the insured person become terminally ill and have a life expectancy of one year or less. You must meet the following conditions before we pay the benefit.

•	You must provide written evidence satisfactory to us that the life insured is terminally ill and has a life expectancy of one year or less.

•	We must have a signed consent of any irrevocable beneficiary and any assignee.

•	You must claim the benefit voluntarily. We will not pay the benefit if you are claiming it to satisfy creditors or for government benefits.

If you satisfy the above conditions, we will pay you 50% of the eligible death benefit, up to a maximum of $1,000,000. We will not make a payment if it would be less than $10,000. Payment of the benefit will reduce your death benefit and any cash value or loan value under your policy. You should consult your tax adviser and social service agencies before you decide to receive the benefit under this rider. This rider is only available with policies that are individually owned.

Variations in policy terms

Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, terms and conditions of your insurance coverage may vary depending on where you purchase a policy. We disclose all material variations in this prospectus.

We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under “Special purchase programs for eligible classes.” No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 90. The insured person must meet certain health and other insurance risk criteria called “underwriting standards.”

Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person’s risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under “Temporary coverage prior to policy delivery” below).

The policy will take effect only if all of the following conditions are satisfied:

•	The policy is delivered to and received by the applicant.

•	The Minimum Initial Premium is received by us.

•	The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

The date all of the above conditions are satisfied is referred to in this prospectus as the “Contract Completion Date.” If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the “Policy Date.” That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. These changes include those listed below:

•	Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws.

•	Combining or removing fixed accounts or investment accounts.

•	Changes in the form of organization of any separate account.

Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

Who owns the policy? That’s up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we’ve used the term “you” in this prospectus, we’ve assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

While the insured person is alive, you will have a number of options under the policy. These options include those listed below:

•	Determine when and how much you invest in the various accounts.

•	Borrow or withdraw amounts you have in the accounts.

•	Change the beneficiary who will receive the death benefit.

•	Change the amount of insurance.

•	Turn in (i.e., “surrender”) the policy for the full amount of its net cash surrender value.

•	Choose the form in which we will pay out the death benefit or other proceeds.

It is possible to name so-called “joint owners” of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

You have the right to cancel your policy within ten days after you receive it (the period may be longer in some states). This is often referred to as the “free look” period. During this period, your premiums will be allocated as described under “Processing premium payments” in this prospectus. To cancel your policy, simply deliver or mail the policy to:

•	John Hancock USA at either of the addresses shown on the back cover of this prospectus, or

•	the John Hancock USA representative who delivered the policy to you.

The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you’ve paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

Semi-annually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

We will ordinarily pay any death benefit, withdrawal, surrender value or loan within seven days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). As permitted by state law and our current administrative procedures, death claim proceeds may be placed into an interest-bearing John Hancock retained asset account in the beneficiary’s name. We will provide the beneficiary with a checkbook, so checks may be written for all or a part of the proceeds. The retained asset account is part of our general account and is subject to the claims of our creditors. It is not a bank account and it is not insured by the FDIC. We may receive a benefit from managing proceeds held in a retained asset account. Please contact our Service Office for more information.

Delay to challenge coverage

We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified by the laws of the state in which your policy was issued.

Delay for check clearance

We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed fifteen days) to allow the check to clear the banking system. We will not delay payment longer than necessary for us to verify a check has cleared the banking system.

Delay of separate account proceeds

We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the

New York Stock Exchange is restricted; (2) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

State laws allow us to defer payment of any portion of the net cash surrender value derived from the fixed account for up to six months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock USA Service Office at the appropriate address shown on the back cover.

Under our current rules, certain requests must be made in writing and be signed and dated by you. Those requests include the following.

•	loans

•	surrenders or withdrawals

•	change of death benefit option

•	increase or decrease in Face Amount

•	change of beneficiary

•	election of payment option for policy proceeds

•	tax withholding elections

•	election of telephone/internet transaction privilege

The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company’s secured website, if a special form is completed (see “Telephone, facsimile and internet transactions” below).

•	transfers of policy value among accounts

•	change of allocation among accounts for new premium payments

You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person’s death and related documentation to our Service Office. We do not consider that we’ve “received” any communication until such time as it has arrived at the proper place and in the proper and complete form.

We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock USA representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn’t include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered “received” by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-827-4546 or by faxing us at 1-416-926-5339 or through the Company’s secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see “Transfers of existing policy value”). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

John Hancock Distributors LLC (“JH Distributors”), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

JH Distributors’ principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”) and a member of the Financial Industry Regulatory Authority (“FINRA”).

We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc. In addition, we, either directly or through JH Distributors, have entered into agreements with other financial intermediaries that provide marketing, sales support and certain administrative services to help promote the policies (“financial intermediaries”). In a limited number of cases, we have entered into loans, leases or other financial agreements with these broker-dealers or financial intermediaries or their affiliates.

Compensation

The broker-dealers and other financial intermediaries that distribute or support the marketing of our policies may be compensated by means of various compensation and revenue sharing arrangements. A general description of these arrangements is set out below under “Standard compensation” and “Additional compensation and revenue sharing.” These arrangements may differ between firms, and not all broker-dealers or financial intermediaries will receive the same compensation and revenue sharing benefits for distributing our policies. Also, a broker-dealer may receive more or less compensation or other benefits for the promotion and sale of our policy than it would expect to receive from another issuer.

Under their own arrangements, broker-dealers determine how much of any amounts received from us is to be paid to their registered representatives. Our affiliated broker-dealer may pay its registered representatives additional compensation and benefits, such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies.

Policy owners do not pay any compensation or revenue sharing benefits directly. These payments are made from JH Distributors and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying fund’s distribution plan (“12b-1 fees”), the fees and charges imposed under the policy and other sources.

You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy. We provide additional information on special compensation or reimbursement arrangements involving broker-dealers and other financial intermediaries in the Statement of Additional Information, which is available upon request.

Standard compensation. JH Distributors pays compensation to broker-dealers for the promotion and sale of the policies, and for providing ongoing service in relation to policies that have already been purchased. We may also pay a limited number of broker-dealers commissions or overrides to “wholesale” the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling.

The compensation JH Distributors pays to broker-dealers may vary depending on the selling agreement. The compensation paid is not expected to exceed 135% of target premium paid in the first policy year, and 8% of target premium paid in years 2-10. Compensation paid on any premium in excess of target will not exceed 10% in any year. This compensation schedule is exclusive of additional compensation and revenue sharing and inclusive of overrides and expense allowances paid to broker-dealers for sale of the policies (not including riders).

Additional compensation and revenue sharing. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may enter into special compensation or reimbursement arrangements (“revenue sharing”), either directly or through JH Distributors, with selected broker-dealers and other financial intermediaries. In consideration of these arrangements, a firm may feature our policy in its sales system, give us preferential access to sales staff, or allow JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm’s sales force. We hope to benefit from these revenue sharing and other arrangements through increased sales of our policies.

Selling broker-dealers and other financial intermediaries may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public or client seminars, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions, and/or other contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash or other rewards as may be permitted under FINRA rules and other applicable laws and regulations.

Tax considerations

This description of Federal income tax consequences is only a brief summary and is neither exhaustive nor authoritative. It was written to support the promotion of our products. It does not constitute legal or tax advice, and it is not intended to be used and cannot be used to avoid any penalties that may be imposed on you. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively. The policy may be used in various arrangements, including non- qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax adviser should be consulted for advice.

General

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of the Separate Account in our taxable income and take deductions for investment income credited to our “policy holder reserves.” We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge the Separate Account for any resulting income tax costs, other than a “DAC tax” charge we may impose against the Separate Account to compensate us for the finance costs attributable to the acceleration of our income tax liabilities by reason of a “DAC tax adjustment.” We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the series funds. These benefits can be material. We do not pass these benefits through to the Separate Account, principally because: (i) the deductions and credits are allowed to us and not the policy owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on the Separate Account assets that are passed through to policy owners.

The policies permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the policies or the Separate Account. Currently, we do not anticipate making any specific charge for such taxes other than any

DAC tax charge and premium taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

Death benefit proceeds and other policy distributions

Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don’t pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you’ve paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first fifteen years after issuance of the policy are ordinarily taxable in whole or in part. Amounts you borrow are generally not taxable to you.

However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you’ve paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind, including loans. (See “7-pay premium limit and modified endowment contract status” below.)

We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with section 7702.

If the policy complies with section 7702, the death benefit proceeds under the policy ordinarily should be excludable from the beneficiary’s gross income under section 101 of the Internal Revenue Code. In addition, if you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, the rider’s benefits generally will be excludable from gross income under the Internal Revenue Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under section 101 and/or section 7702B of the Internal Revenue Code. The rider is intended to meet these standards.

Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, unless the policy is a modified endowment contract, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy’s death benefit or any other change that reduces benefits under the policy in the first fifteen years after the policy is issued and that results in a cash distribution to the policy owner. Changes that reduce benefits include partial withdrawals, death benefit option changes, and distributions required to keep the policy in compliance with section 7702. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy’s ownership. If you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services rider, as described in “Optional supplementary benefit riders you can add,” you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge. After 2009 such deductions from policy value will reduce your investment in the contract but will not be included in income even if you have recovered all of your investment in the contract.

It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under section 7702 of the Internal Revenue Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Internal Revenue Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocable trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner’s estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner’s estate if the transfer occurred less than three years before the former owner’s death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy’s ownership or making any assignment of ownership interests.

Policy loans

We expect that, except as noted below (see “7-pay premium limit and modified endowment contract status”), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason other than the payment of the death benefit, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums required to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have “investment control” over the underlying assets.

In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner’s gross income. The Internal Revenue Service (“IRS”) has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the “extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets.” As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner’s ability to allocate funds among as many as twenty subaccounts.

The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy’s proportionate share of the assets of the Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the series funds’ prospectuses, or that a series fund will not have to change any fund’s investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy’s proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully “paid-up” after the payment of seven equal annual premiums. “Paid-up” means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first seven policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

Policies classified as modified endowment contracts are subject to the following tax rules:

•

First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time. If you own any other modified endowment contracts issued to you in the same calendar year by the same insurance company or its affiliates, their values will be combined with the value of the policy from which you take the withdrawal for purposes of determining how much of the withdrawal is taxable as ordinary income.

•

Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

•

Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

•	is made on or after the date on which the policy owner attains age 59 1/2;

•	is attributable to the policy owner becoming disabled; or

•

is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner’s beneficiary.

These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

Furthermore, any time there is a “material change” in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

Moreover, if there is a reduction in benefits under a policy (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during a 7-pay testing period, the 7-pay limit will generally be recalculated based on the reduced benefits and the policy will be re-tested from the beginning of the 7-pay testing period using the lower limit. If the premiums paid to date at any point during the 7-pay testing period are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

If your policy is issued as a result of a section 1035 exchange, it may be considered to be a modified endowment contract if the death benefit under the new policy is smaller than the death benefit under the exchanged policy, or if you reduce coverage in your new policy after it is issued. Therefore, if you desire to reduce the face amount as part of a 1035 exchange, a qualified tax adviser should be consulted for advice.

All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax adviser if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of section 401 of the Internal Revenue Code. If so, the Internal Revenue Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Internal Revenue Code.

Withholding

To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the IRS ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

The financial statements of John Hancock USA and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock USA should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock USA to meet its obligations under the policies. Our general account is comprised of securities and other investments, the value of which may decline during periods of adverse market conditions. To the extent required, the company intends to rely upon the exemption set forth in Rule 12h-7 of the Securities Exchange Act of 1934 from the periodic reporting requirements under that act.

Registration statement filed with the SEC

This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the financial statements of Separate Account A of John Hancock Life Insurance Company (U.S.A.) at December 31, 2008, and for each of the two years in the period ended December 31, 2008, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

In addition to this prospectus, John Hancock USA has filed with the SEC a Statement of Additional Information (the “SAI”) which contains additional information about John Hancock USA and the Account, including information on our history, services provided to the Account and legal and regulatory matters. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock USA representative. The SAI may be obtained by contacting the John Hancock USA Service Office. You should also contact the John Hancock USA Service Office to request any other information about your policy or to make any inquiries about its operation.

SERVICE OFFICE

Express Delivery	Mail Delivery
197 Clarendon Street	1 John Hancock Way, Suite 1350
Boston, MA 02116-5010	Boston, MA 02217-1099

Phone:	Fax:
1-800-827-4546	1-416-926-5339

Information about the Account (including the SAI) can be reviewed and copied at the SEC’s Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC’s Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

1940 Act File No. 811-4834 — 1933 Act File No. 333-157212

Statement of Additional Information

dated

for interests in

John Hancock Life Insurance Company (U.S.A.) Account A (“Registrant”)

Interests are made available under

PROTECTION VARIABLE UNIVERSAL LIFE

a flexible premium variable universal life insurance policy issued by

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(“John Hancock USA”)

This is a Statement of Additional Information (“SAI”). It is not the prospectus. The prospectus, dated the same date as this SAI, may be obtained from a John Hancock USA representative or by contacting the John Hancock USA Servicing Office at 197 Clarendon Street, Boston, MA 02116-5010 or telephoning 1-800-827-4546.

Description of the Depositor

Under the Federal securities laws, the entity responsible for organization of the registered separate account underlying the variable life insurance policy is known as the “Depositor”. The Depositor is John Hancock USA, a stock life insurance company organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Until 2004, John Hancock USA had been known as The Manufacturers Life Insurance Company (U.S.A.).

Our ultimate parent is Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Description of the Registrant

Under the Federal securities laws, the registered separate account underlying the variable life insurance policy is known as the “Registrant.” In this case, the Registrant is John Hancock Life Insurance Company (U.S.A.) Separate Account A (the “Account”), a separate account established by John Hancock USA under Michigan law. The variable investment options shown on page 1 of the prospectus are subaccounts of the Account. The Account meets the definition of “separate account” under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). Such registration does not involve supervision by the Securities and Exchange Commission (“SEC”) of the management of the Account or of John Hancock USA.

New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

Services

Administration of policies issued by John Hancock USA and of registered separate accounts organized by John Hancock USA may be provided by other affiliates. Neither John Hancock USA nor the separate accounts are assessed any charges for such services.

Custodianship and depository services for the Registrant are provided by State Street Bank. State Street Bank’s address is 225 Franklin Street, Boston, Massachusetts, 02110.

Independent Registered Public Accounting Firm

The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the financial statements of Separate Account A of John Hancock Life Insurance Company (U.S.A.) at December 31, 2008, and for each of the two years in the period ended December 31, 2008, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Legal and Regulatory Matters

There are no legal proceedings to which the Depositor, the Account or the principal underwriter is a party or to which the assets of the Account are subject that are likely to have a material adverse effect on the Account or the ability of the principal underwriter to perform its contract with the Account or of the Depositor to meet its obligations under the policies.

On June 25, 2007, John Hancock Investment Management Services, LLC (the “Adviser”) and John Hancock Distributors LLC (the “Distributor”) and two of their affiliates (collectively, the “John Hancock Affiliates”) reached a settlement with the SEC that resolved an investigation of certain practices relating to the John Hancock Affiliates’ variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser’s commission recapture program during the period from

2

2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

Principal Underwriter/Distributor

John Hancock Distributors LLC (“JH Distributors”), a Delaware limited liability company that we control, is the principal distributor and underwriter of the securities offered through this prospectus. JH Distributors acts as the principal distributor of a number of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of John Hancock Trust (the “Trust”), whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

JH Distributors’ principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Act of 1934 (the “1934 Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”).

We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

The aggregate dollar amount of underwriting commissions paid to JH Distributors by the Depositor and its affiliates in connection with the sale of variable life products in 2008, 2007, and 2006 was $224,191,519, $236,021,417, and $128,705,303 respectively. JH Distributors did not retain any of these amounts during such periods.

The compensation JH Distributors pays to broker-dealers may vary depending on the selling agreement. Compensation is exclusive of additional compensation and revenue sharing and inclusive of overrides and expense allowances paid to broker-dealers for sale of the policies (not including riders). The compensation paid is not expected to exceed 135% of target premium paid in the first policy year, and 8% of target premium paid in years 2-10. Compensation paid on any premium in excess of target will not exceed 10% in any year.

The registered representative through whom your policy is sold will be compensated pursuant to the registered representative’s own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policy owners but will be recouped through the fees and charges imposed under the policy.

Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms or other financial intermediaries. The terms of such arrangements may differ among firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

•

Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm’s conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

•

Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

•

Payments based upon “assets under management”: These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates’) insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

Our affiliated broker-dealer may pay their respective registered representatives additional cash incentives, such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies.

Additional Information About Charges

A policy will not be issued until the underwriting process has been completed to the Depositor’s satisfaction. The underwriting process generally includes the obtaining of information concerning your age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.

3

Reduction In Charges

The policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. John Hancock USA reserves the right to reduce any of the Policy’s charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which John Hancock USA believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modifications, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. John Hancock USA may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

Registrant’s financials to be filed by pre-effective amendment.

Depositor’s financials to be filed by pre-effective amendment.

4

PART C

OTHER INFORMATION

Item 26.	Exhibits

The following exhibits are filed as part of this Registration Statement:

(a) Resolutions of Board of Directors of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) establishing Separate Account N. Incorporated by reference to exhibit A (1) to the pre-effective amendment no. 1 file number 333-71312 filed with the Commission on January 2, 2002.

(b) Not applicable.

(c)

(1) Distribution and Servicing Agreement between John Hancock Distributors and John Hancock Life Insurance Company (U.S.A.) dated February 17, 2009 filed herewith.

(2) Specimen General Agent and Broker-Dealer Selling Agreement by and among John Hancock Life Insurance Company, John Hanvovk Variable Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Distributors. Incorporated by reference to pre-effective number 2 file number 333-148991 filed with the Commission on October 7, 2008. List of third party broker-dealer firms (included as Attachment A) is filed herewith.

(d) (1) Specimen Flexible Premium Variable Life Insurance policy filed herewith.

(2) Specimen Disability Payment of Specified Premium Rider. Incorporated by reference to the initial registration filed with the Commission on February 10, 2009.

(3) Acceleration of Death Benefit for Qualified Long-Term Care Services Rider. Incorporated by reference to the initial registration filed with the Commission on February 10, 2009.

(4) Specimen Cash Value Enhancement Rider. Incorporated by reference to the initial registration filed with the Commission on February 10, 2009.

(5) Specimen Overloan Protection Rider. Incorporated by reference to the initial registration filed with the Commission on February 10, 2009.

(6) Specimen Residual Life Insurance Benefit and Continuation of Acceleration Rider. Incorporated by reference to the initial registration filed with the Commission on February 10, 2009.

(7) Specimen Accelerated Benefit Rider. Incorporated by reference to the initial registration filed with the Commission on February 10, 2009.

(e) Specimen policy application filed herewith.

(f) (1) Restated Articles of Redomestication of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated December 30, 1992. Incorporated by reference to post-effective amendment number 9 file number 333-85284, filed with the Commission in April, 2007.

(a) Amendment to the Articles of Redomestication of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated July 16, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(b) Amendment to the Articles of Redomestication dated January 1, 2005. Incorporated by reference to post-effective amendment number 9 file number 333-85284, filed with the Commission in April, 2007.

(2) By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated December 2, 1992. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(a) Amendment to the By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated June 7, 2000. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(b) Amendment to the By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated March 12, 1999. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(c) Amendment to the By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated July 16, 2004. Incorporated by reference to post-effective amendment number 9 file number 333-85284, filed with the Commission in April, 2007.

(g) (1) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Optimum Re Insurance Company. Incorporated by reference to pre-effective amendment number 2 file number 333-152406, filed with the Commission on November 21, 2008.

(g) (2) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Transamerica Occidental Life Insurance Company. Incorporated by reference to pre-effective amendment number 2 file number 333-152406, filed with the Commission on November 21, 2008.

(g) (3) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Munich American Reassurance Company. Incorporated by reference to pre-effective amendment number 2 file number 333-152406, filed with the Commission on November 21, 2008.

(g) (4) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Generali USA Life Reassurance Company. Incorporated by reference to pre-effective amendment number 2 file number 333-152406, filed with the Commission on November 21, 2008.

(h) (1) Participation Agreement among The Manufacturers Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(2) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust dated April 20, 2005. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(3) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust portfolios (except American Funds Insurance Series) dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284, filed with the Commission in April, 2007.

(4) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust on behalf of series of the Trust that are feeder funds of the American Funds Insurance Series dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284, filed with the Commission in April, 2007.

(i) (1) Service Agreement between John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) and John Hancock Life Insurance Company dated April 28, 2004. Incorporated by reference to post-effective amendment number 9 file number 333-85284, filed with the Commission in April, 2007.

(j) Not applicable.

(k) Opinion and consent of counsel regarding the legality of the securities being registered is filed herewith.

(l) Not Applicable.

(m) Not Applicable.

(n) Consents of Independent Registered Public Accounting Firm to be filed by pre-effective amendment.

(o) Not Applicable.

(p) Not Applicable.

(q) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit A(6) to pre-effective amendment no. 1 file number 333-100597 filed with the Commission on December 16, 2002.

Powers of Attorney

(i) Powers of Attorney for James R. Boyle, John DesPrez III, Steven A. Finch, Katherine MacMillan, Hugh McHaffie and Diana Scott are incorporated by reference to the initial registration filed with the Commission on February 10, 2009.

(ii) Powers of Attorney for Marc Costantini, Scott S. Hartz, Stephen R. McArthur and Rex Schlaybaugh, Jr. are filed herewith.

Item 27.	Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) as of April 1, 2009

Name and Principal Business Address	Position with Depositor
Directors
James R. Boyle**	Director
Marc Costantini*	Director
John D. DesPrez III*	Director
Steven A. Finch**	Director
Scott S. Hartz**	Director
Stephen R. McArthur	Director
Hugh McHaffie*	Director
Katherine MacMillan*****	Director
Rex Schlaybaugh, Jr.*******	Director
Diana Scott*	Director
Officers
John D. DesPrez III*	Chairman and President
Hugh McHaffie*	Executive Vice President, Wealth Management
James R. Boyle**	Executive Vice President, Life Insurance
Stephen R. McArthur****	Executive Vice President and General Manager, Reinsurance
Steven A. Finch**	Executive Vice President and General Manager, JH Insurance
Katherine MacMillan*****	Executive Vice President and General Manager, JH RPS
Marc Costantini*	Executive Vice President and General Manager, JH Annuities
Marianne Harrison**	Executive Vice President and General Manager, Long Term Care
Jonathan Chiel*	Executive Vice President and General Counsel
Warren Thomson**	Executive Vice President US Investments
Scott Hartz**	Executive Vice President and Chief Investment Officer, US Investments
Ronald J. McHugh*	Senior Vice President and General Manager, Fixed Products
Allan Hackney*	Senior Vice President and Chief Information Officer
Lynne Patterson*	Senior Vice President and Chief Financial Officer
Diana Scott*	Senior Vice President, Human Resources
Peter Levitt****	Senior Vice President and Treasurer
Jeffery Whitehead*	Vice President and Controller
Emanuel Alves*	Vice President, Counsel and Corporate Secretary
Mitchell A. Karman**	Vice President, Chief Compliance Officer and Counsel
John Brabazon**	Vice President & CFO, US Investments
Richard Harris**	Vice President, Appointed Actuary
Kris Ramdial*****	Vice President, Treasury
Philip Clarkson**	Vice President, Taxation
Brian Collins****	Vice President, Taxation
John H. Durfey****	Assistant Secretary
Kwong Yiu****	Assistant Secretary
Grace O’Connell*	Assistant Secretary
Deanna Garland**	Assistant Secretary

*	Principal Business Office is 601 Congress Street, Boston, MA 02210
**	Principal Business Office is 197 Clarendon Street, Boston, MA 02117
***	Principal Business Office is 200 Clarendon Street, Boston, MA 02117
****	Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5
*****	Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5
******	Principal Business Office is 380 Stuart Street, Boston, MA 02117
*******	Principal Business Office is 400 Renaissance Center, Detroit, MI 48243

Item 28.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

Registrant is a separate account of John Hancock USA, operated as a unit investment trust. Registrant supports benefits payable under John Hancock USA’s variable life insurance policies by investing assets allocated to various investment options in shares of John Hancock Trust and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the “series” type.

A list of persons directly or indirectly controlled by or under common contract with John Hancock USA as of December 31, 2008 appears below:

Subsidiary Name

Cavalier Cable, Inc.

JHUSA CIP Investments, LLC (Delaware)

John Hancock Advisers LLC (Delaware)

John Hancock Distributors, LLC

John Hancock Investment Management Services, LLC

John Hancock Life Insurance Company of New York

Manulife Reinsurance (Bermuda) Limited

Manulife Reinsurance Limited (Bermuda)

Manulife Service Corporation

Item 29.	Indemnification

The Form of Selling Agreement or Service Agreement between John Hancock Distributors LLC and various broker-dealers may provide that the selling broker-dealer indemnify and hold harmless John Hancock Distributors LLC and the Company, including their affiliates, officers, directors, employees and agents against losses, claims, liabilities or expenses (including reasonable attorney’s fees), arising out of or based upon a breach of the Selling or Service Agreement, or any applicable law or regulation or any applicable rule of any self-regulatory organization or similar provision consistent with industry practice.

Item 30.	Principal Underwriter

(a) Set forth below is information concerning other investment companies for which John Hancock Distributors LLC (“JHD LLC”), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company	Capacity in Which Acting
John Hancock Variable Life Separate Account S	Principal Underwriter
John Hancock Variable Life Separate Account U	Principal Underwriter
John Hancock Variable Life Separate Account V	Principal Underwriter
John Hancock Variable Life Separate Account UV	Principal Underwriter
John Hancock Variable Annuity Separate Account I	Principal Underwriter
John Hancock Variable Annuity Separate Account JF	Principal Underwriter
John Hancock Variable Annuity Separate Account U	Principal Underwriter
John Hancock Variable Annuity Separate Account V	Principal Underwriter
John Hancock Variable Annuity Separate Account H	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account H	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account J	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account K	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M	Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B	Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A	Principal Underwriter

(b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following comprise the Board of Managers and Officers of JHD LLC as of April 1, 2009.

Name	Title
Edward Eng*****	Board Manager
Barry Evans******	Board Manager
Steven A. Finch**	Board Manager
Lynne Patterson*	Board Manager
Christopher Walker****	Board Manager
Karen Walsh*	Board Manager

Emanuel Alves*	Secretary
Philip Clarkson***	Vice President, U.S. Taxation
Brian Collins****	Vice President, U.S. Taxation
David Crawford****	Assistant Secretary
Edward Eng*****	Vice President, Product Development Retirement Plan Services
Steven A. Finch**	President and Chief Executive Officer
Peter Levitt*****	Senior Vice President, Treasurer
Heather Justason****	Chief Operating Officer
Jeff Long*	Financial Operations Principal
Declan O’Beirne**	Chief Financial Officer
Kathleen Pettit**	Vice President and Chief Compliance Officer
Kris Ramdial*****	Vice President, Treasury
Pamela Schmidt**	General Counsel
Karen Walsh*	Vice President, Annuity Distribution

*	Principal Business Office is 601 Congress Street, Boston, MA 02210
**	Principal Business Office is 197 Clarendon Street, Boston, MA 02116
***	Principal Business Office is 200 Clarendon Street, Boston, MA 02116
****	Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5
*****	Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5
******	Principal Business Office is 101 Huntington Street, Boston, MA 02116

(c) John Hancock Distributors LLC

The information contained in the section titled “Principal Underwriter and Distributor” in the Statement of Additional Information, contained in this Registration Statement, is hereby incorporated by reference in response to Item 31.(c)(2-5).

Item 31.	Location of Accounts and Records

The following entities prepare, maintain, and preserve the records required by Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request: John Hancock Distributors LLC, John Hancock Place, Boston, Massachusetts 02117, serves as Registrant’s distributor and principal underwriter, and, in such capacities, keeps records regarding shareholders account records, cancelled stock certificates. John Hancock Life Insurance Company (U.S.A.) (at the same address), in its capacity as Registrant’s depositor keeps all other records required by Section 31 (a) of the Act.

Item 32.	Management Services

All management services contracts are discussed in Part A or Part B.

Item 33.	Fee Representation

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940.

The John Hancock Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this pre-effective amendment to the Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, as of the 7th day of April, 2009.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A
(Registrant)

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By:	/s/ James R. Boyle
James R. Boyle
Principal Executive Officer

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
(Depositor)

By:	/s/ James R. Boyle
James R. Boyle
Principal Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed by the following persons in the capacities indicated as of the 7th day of April, 2009.

/s/ Lynne Patterson	Senior Vice President and Chief Financial Officer
Lynne Patterson

/s/ Jeffery Whitehead	Vice President and Controller
Jeffery Whitehead

*	Director
James R. Boyle

*	Director
Marc Costantini

*	Director
John D. DesPrez III

*	Director
Steven A. Finch

*	Director
Scott S. Hartz

*	Director
Katherine MacMillan

*	Director
Stephen R. McArthur

*	Director
Hugh McHaffie

*	Director
Rex Schlaybaugh Jr.

*	Director
Diana Scott

/s/ James C. Hoodlet
James C. Hoodlet
Pursuant to Power of Attorney